File N 82-4672

ACCOR





# ACCOR ADR PROGRAM



List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934



Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's

dlw 4/27

| **Financial Statements** | | | | |
|---|---|---|---|---|
| 14/2/96 | 1995 Consolidated Revenues | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.1. |
| 24/4/96 | 1995 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.2. |
| 15/5/96 | 1996 First Quarter Consolidated Revenues | BALO | Decree 67-236 of March 23, 1967, article 297 | I.3. |
| 4/6/96 | 1995 Annual Report | filed, on April 25, 1996, under COB reference number R.96-088 | Decree 67-236 of March 23, 1967, article 295 | I.4. |
| 9/8/96 | 1996 First Half Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.5. |
| 7/10/96 | 1996 First Half Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297-1 | I.6. |
| 15/11/96 | 1996 Third Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.7. |
| 19/2/97 | 1996 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.8. |
| 23/4/97 | 1996 Results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.9. |
| 12/5/97 | 1997 First Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.10. |
| 4/6/97 | 1996 Annual Report | filed, on April 30, 1997, under COB reference number R.97-126 | Decree 67-236 of March 23, 1967, article 295 | I.11. |
| 6/8/97 | 1997 First Half Consolidated Revenues | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.12. |
| 7/10/97 | 1997 First Half Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297-1 | I.13. |
| 12/11/97 | 1997 Third Quarter Consolidated Sales | BALO | Decree 67-236 of March 23, 1967, article 297 | I.14. |
| 12/2/98 | 1997 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.15. |

| Financial Statements | | | | |
|---|---|---|---|---|
| 7/4/98 | 1997 results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.16. |
| 15/5/98 | 1998 First quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.17. |
| 9/6/98 | 1997 Annual Report | filed, on May 20, 1998, under COB reference number R.98-204 | Decree 67-236 of March 23, 1967, article 295 | I.18. |
| 11/8/98 | 1998 first half consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.19. |
| 6/10/98 | 1998 first half consolidated results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297-1 | I.20. |
| 11/2/99 | 1998 consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 297 | I.21. |
| 30/3/99 | 1998 results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 295 | I.22. |
| 6/5/99 | 1999 first quarter consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.23. |
| 4/8/99 | 1999 first half consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.24. |
| 29/9/99 | 1999 first half consolidated results | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.25. |
| 8/11/99 | 1999 first nine months consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.26. |
| 4/2/00 | 1999 consolidated sales | BALO<br>Press release | Decree 67-236 of March 23, 1967, article 297 | I.27. |
| 9/2/00 | 1999 result forecasts upgraded | Press release | Decree 67-236 of March 23, 1967, article 297 | I.28. |
| 21/3/00 | 1999 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.29. |
| 09/05/00 | 2000 first quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.30. |
| 27/07/00 | 2000 first half consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.31. |

| **Financial Statements** | | | | |
|---|---|---|---|---|
| 27/09/00 | 2000 first half results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.32. |
| 30/10/00 | 2000 First nine months consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.33. |
| 31/01/01 | 2000 consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.34. |
| 13/03/01 | 2000 Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.35 |
| 09/05/01 | 2001 first quarter consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.36 |
| 02/08/01 | 2001 Half Year consolidated sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.37 |
| 19/09/01 | 2001 Half Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.38 |
| 06/11/01 | Consolidated Sales for the First Nine Months of 2001 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.39 |
| 29/01/02 | Consolidated Sales for the Full Year of 2001 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.40 |
| 06/03/02 | 2001 Full Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.41 |
| 02/05/02 | Consolidated Sales for the first three months of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.42 |
| 30/07/02 | Consolidated Sales for the Half Year of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.43 |
| 16/09/02 | 2002 Half Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.44 |
| 05/11/02 | Consolidated Sales for the First Nine Months of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.45 |
| 05/02/03 | Consolidated Sales for the Full Year of 2002 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.46 |
| 05/03/03 | 2002 Full Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.47 |

| | | | | |
|---|---|---|---|---|
| 06/05/03 | Consolidated Sales for the first three months of 2003 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.48 |
| 31/07/03 | H1 2003 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.49 |
| 10/09/03 | 2003 First Half Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.50 |
| 05/11/03 | 9M 2003 Consolidated Sales | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.51 |
| 28/01/04 | Consolidated Sales for the Full Year of 2003 | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.52 |
| 22/04/04 | 2003 Full Year Results | BALO<br>Press Release | Decree 67-236 of March 23, 1967, article 295 | I.53 |

| Invitations to Shareholders' Meetings | | | | |
|---|---|---|---|---|
| 26/4/96 | Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.1. |
| 22/11/96 | Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.2. |
| 25/4/97 | Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.3. |
| 12/5/98 | Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.4. |
| 10/5/99 | Invitation to Ordinary General Meeting of Shareholders of May 27, 1999 | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.5. |
| 5/11/99 | Invitation to Extraordinary General Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.6. |
| 15/05/00 | Invitation to Extraordinary General Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.7. |
| 30/04/01 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.8. |
| 15/04/02 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.9. |
| 15/05/03 | Invitation to Combined Meeting of Shareholders | BALO<br>Send to Shareholders | Decree 67-236 of March 23, 1967, article 130 | II.10. |

| Changes in Share Capital | | | |
|---|---|---|---|
| 4/6/96 | Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 22/7/96 | Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |

| | | | |
|---|---|---|---|
| 31/12/96 | Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised) | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 4/6/97 | Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor | BALO<br>La semaine de l'Ile de France | Decree 67-236 of March 23, 1967, article 287 |
| 15/12/99 | Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets | BALO<br>Les Echos<br>Press release | Decree 67-236 of March 23, 1967, article 287 |
| 15/12/99 | Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value | BALO<br>Les Echos<br>Press release | Decree 67-236 of March 23, 1967, article 287 |

| **Financial Operations** | | | | |
|---|---|---|---|---|
| 26/4/96 | Accor's Exchange Offer on IBL shares | Filed under COB reference number E.96-090<br>Press Release | COB Rule 91-02, article 15-1 | IV.1. |
| 23/5/96 | Success of Accor's Exchange Offer on IBL shares | Press Release | COB Rule 91-02, article 15-1 | IV.2. |
| 25/4/97 | Merger/Acquisition of Economy and Budget Hotel activities within Accor | Filed under COB reference number E.97-111<br>Press Release | COB Rule 91-02, article 15-1 | IV.3. |
| 4/12/97 | Buy out offer for shares of AAPC | Press Release | COB Rule 90-02, article 4 | IV.4. |
| 13/2/98 | Successful Offer for AAPC | Press Release | COB Rule 90-02, article 4 | IV.5. |
| 12/7/99 | Red Roof Inns Inc. to be acquired by Accor | Press Release | COB Rule 98-07 | IV.6. |
| 13/8/99 | Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer | Press Release | COB Rule 98-07 | IV.7. |
| 05/07/01 | Issuing of a € 800,000,000 5.75% Notes due July 5, 2006 | Offering Circular | Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640 | IV.8. |
| 10/01/02 | Takeover Bid for Compagnie Européenne de Casinos | Filed under COB reference n°02-013 dated January 8, 2002<br>Press Release | COB | IV.9. |

| **Other** | | | |
|---|---|---|---|
| 15/05/00 | Letter to Shareholders | | V.22. |
| 30/05/00 | 1999 Annual Report | | V.23. |
| 15/10/00 | Letter to Shareholders | | V.24. |
| 15/04/01 | Letter to Shareholders | | V.25. |
| 01/06/01 | 2000 annual report | | V.26. |
| 01/06/02 | 2001 annual report | | V.27 |
| 21/05/03 | 2002 financial statements | | V.28 |

ACCOR



# Press Release

## 2003 Profit Before Tax : EUR 523 million
## Firm Resilience In A Very Tough Year

Paris, March 3, 2004

| In EUR millions | 2002 | 2003 | Reported Changes | Changes excluding currency effect |
|---|---|---|---|---|
| **Consolidated Sales** | **7,139** | **6,828** | **- 4.3%** | **+ 1.1%** |
| **Ebitdar** | **1,936** | **1,769** | **- 8.6%** | **- 1.9 %** |
| Ebitdar Margin | 27.1% | 25.9% | - 1.2 pt | - 0.8 pt |
| **Profit Before Tax** | **703** | **523** | **- 25.6%** | **- 18.9%** |
| **Net Income, Group Share** | **430** | **270** | **- 37.2%** | |
| **Earnings per Share (in EUR)** | **2.18** | **1.36** | **- 37.6%** | |
| **Proposed Dividend (in EUR)** | **1.05** | **1.05** | **-** | |
| **Funds from Operations** | **961** | **847** | **- 11.9%** | |

### 2003 Business Review

Geopolitical events, the economic slowdown and turmoil in the currency markets made 2003 an exceptionally difficult year for the travel and services industries. In this environment, Accor reported profit before tax of EUR 523 million (down 25.6%), exceeding the announced target of EUR 500 million. The decline, which amounted to 40.6% to EUR 180 million in the first half, was limited to 14.3% in the second, when profit before tax totalled EUR 343 million. Despite the decline in sales, margins in the Hotels and Services businesses edged back only slightly, demonstrating firm resistance thanks to disciplined cost control. The travel agencies improved their profitability in a challenging business environment.

Net income, Group share totalled EUR 270 million. Funds from operations amounted to EUR 847 million, while consolidated debt was reduced by EUR 340 million to EUR 2,462 million.

Shareholders will be asked to approve a **dividend** of EUR 1.05, unchanged from the previous year.

Accor also continued to expand in 2003, opening 170 hotels and making targeted strategic acquisitions in Services.

First-half 2003 was particularly unfavorable, but encouraging signs of recovery later appeared in the United States, the United Kingdom and, to a lesser extent, Germany. In France, where the number of international tourists dropped significantly, the upturn has to be confirmed. Conditions improved in the Asia-Pacific region in the second half, while demand held firm in most countries in Africa and South America.

## Outlook

Accor enjoys a number of specific growth drivers, including a unique network of more than 2,000 hotels in Europe, a privileged position in the economy segment, expansion projects already underway for nearly 300 hotels, Sofitel's growing reputation in the international upscale segment and the worldwide potential of the Services business in human resources management.

With these strengths, supported by the Group's training and motivational policies, as well as by the professionalism and dedication of its employees, Accor is ready for the expected recovery.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (more than 450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

## Contacts

**Eliane Rouyer**
Director
Investors Relations
T : 00.33.1(0)1.45.38.86.26

*Further information on Accor is available on* ***accor.com***

## CONSOLIDATED INCOME STATEMENT

| In € millions | Notes | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Revenues | | 7 218 | 7 071 | 6 774 |
| Other operating revenues | | 72 | 68 | 54 |
| **CONSOLIDATED REVENUES** | 3 | **7 290** | **7 139** | **6 828** |
| Operating expense | | (5 319) | (5 203) | (5 059) |
| **EBITDAR** | 4 | **1 971** | **1 936** | **1 769** |
| Rental expense | 5 | (698) | (726) | (730) |
| EBITDA | | 1 273 | 1 210 | 1 039 |
| Depreciation and operating provision expense | 6 | (443) | (455) | (436) |
| EBIT | 7 | 830 | 755 | 603 |
| Net interest expense | 8 | (92) | (66) | (74) |
| Income from companies accounted for by the equity method | 9 | 20 | 14 | (6) |
| **PROFIT BEFORE TAX** | | **758** | **703** | **523** |
| Gains and losses on disposal of hotel properties | 10 | 29 | 54 | 68 |
| Gains and losses on disposal of other assets | 11 | 66 | (30) | (17) |
| Amortization of goodwill | 14 | (102) | (109) | (107) |
| Income tax | 12 | (246) | (234) | (163) |
| Exceptional items (net of tax and minority interests) | 13 | - | 68 | - |
| **CONSOLIDATED NET INCOME** | 36 | **505** | **452** | **304** |
| Minority interests | 23 | (31) | (22) | (34) |
| **NET INCOME (GROUP SHARE)** | | **474** | **430** | **270** |

| | | | | |
|---|---|---|---|---|
| Weighted average number of shares outstanding (in thousands) | 22 | 197 042 | 197 573 | 197 730 |
| **BASIC EARNINGS PER SHARE (in €)** | | **2,40** | **2,18** | **1,36** |
| Fully diluted earnings per share (in €) | 22 | 2,39 | 2,14 | 1,35 |

| | | | | |
|---|---|---|---|---|
| **DIVIDEND PER SHARE (IN €)** | | **1,05** | **1,05** | **1,05 *** |

* recommended, subject at approval of the Annual Shareholders' meeting

# CONSOLIDATED BALANCE SHEET

| ASSETS<br><br>In € millions | Notes | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| **GOODWILL** | 14 | **1 879** | **1 679** | **1 719** |
| **INTANGIBLE FIXED ASSETS** | 15 | **533** | **479** | **384** |
| **PROPERTY, PLANT AND EQUIPMENT** | 16 | **5 026** | **4 521** | **4 133** |
| Long-term loans | 17 | 334 | 429 | 450 |
| Investments in companies accounted for by the equity method | 18 | 266 | 249 | 202 |
| Other investments | 19 | 282 | 487 | 386 |
| **TOTAL FINANCIAL ASSETS** | | **882** | **1 165** | **1 038** |
| **TOTAL FIXED ASSETS** | 20 | **8 320** | **7 844** | **7 274** |
| Inventories | | 89 | 90 | 64 |
| Trade accounts receivable | | 1 218 | 1 139 | 1 074 |
| Other receivables and accruals | 21 | 926 | 957 | 946 |
| Service voucher reserve funds | | 305 | 345 | 340 |
| Receivables on asset disposals | 28 | 101 | 20 | 18 |
| Short-term loans | 28 | 47 | 160 | 186 |
| Marketable securities | 28 | 830 | 541 | 833 |
| Cash and cash equivalents | 28 | 264 | 179 | 221 |
| **TOTAL CURRENT ASSETS** | | **3 780** | **3 431** | **3 682** |
| **TOTAL ASSETS** | | **12 100** | **11 275** | **10 956** |

# CONSOLIDATED BALANCE SHEET

| LIABILITIES AND SHAREHOLDERS' EQUITY<br><br>In € millions | Notes | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Share capital | | 592 | 593 | 593 |
| Additional paid-in capital | | 1 892 | 1 903 | 1 903 |
| Reserves (retained earnings) | | 926 | 1 102 | 1 268 |
| Cumulative translation adjustment | | 255 | (135) | (447) |
| Net income for the year | | 474 | 430 | 270 |
| **SHAREHOLDERS' EQUITY** | 22 | **4 139** | **3 893** | **3 587** |
| Minority interests | 23 | 140 | 91 | 96 |
| **TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS** | | **4 279** | **3 984** | **3 683** |
| Provisions for contingencies and charges | 24 | 537 | 528 | 551 |
| Repackaged Perpetual Subordinated Floating Rate Notes (TSDI) | 25 & 28 | 214 | 151 | 80 |
| Convertible bonds (OCEANES) | 26 & 28 | - | 570 | 1 186 |
| Other long-term debt | 28 | 3 007 | 2 493 | 1 896 |
| Obligations under finance leases | 28 | 220 | 158 | 182 |
| **TOTAL LONG-TERM DEBT** | 27 | **3 441** | **3 372** | **3 344** |
| **TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY** | | **8 257** | **7 884** | **7 578** |
| Trade accounts payable | | 683 | 655 | 647 |
| Other payables and accruals | 21 | 1 064 | 1 101 | 1 009 |
| Service vouchers in circulation | | 1 446 | 1 304 | 1 346 |
| Short-term debt | 27 & 28 | 537 | 234 | 278 |
| Bank overdrafts | 28 | 113 | 97 | 98 |
| **TOTAL CURRENT LIABILITIES** | | **3 843** | **3 391** | **3 378** |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **12 100** | **11 275** | **10 956** |

## CONSOLIDATED STATEMENT OF CASH FLOWS

| *In € millions at 31 December 2003* | Notes | *2001* | *2002* | *2003* |
|---|---|---|---|---|
| EBITDA | | 1 273 | 1 210 | 1 039 |
| Net interest expense (including provision movements) | | (92) | (66) | (74) |
| Income tax (including provision movements) | | (161) | (196) | (147) |
| Elimination of provision movements included in net interest expense and income tax | | (21) | 9 | 24 |
| Dividends received from companies accounted for by the equity method | | 6 | 4 | 5 |
| **FUNDS FROM OPERATIONS** | 29 | **1 005** | **961** | **847** |
| Renovation and maintenance expenditure (1) | 30 | (405) | (316) | (284) |
| **FREE CASH FLOW** | | **600** | **645** | **563** |
| Development expenditures and investments in technology (2) | 31 | (923) | (802) | (586) |
| Proceeds from disposals of assets (3) | | 535 | 660 | 461 |
| Decrease / (increase) in working capital | (*) | (99) | (46) | 78 |
| Non-operating (gains) losses | | (36) | (39) | (63) |
| **NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES** | | **77** | **418** | **453** |
| Dividends paid (4) | | (271) | (326) | (294) |
| *Share issues (reduction in capital) (5)* | | (1) | 12 | - |
| *Effect of exchange rate changes (6)* | (*) | (109) | 144 | 173 |
| *Impact of changes in the scope of consolidation on provisions and minority interests (7)* | | 2 | 3 | 8 |
| *Reclassification of Compass shares as long term investments* | | - | (204) | - |
| **DECREASE / (INCREASE) IN NET DEBT** | 28 | **(302)** | **47** | **340** |
| Net debt at beginning of period | | (2 547) | (2 849) | (2 802) |
| Net debt at end of period | | (2 849) | (2 802) | (2 462) |
| **DECREASE / (INCREASE) IN NET DEBT** | 28 | **(302)** | **47** | **340** |
| **NET CASH FROM OPERATING ACTIVITIES** | | **870** | **672** | **862** |
| **NET CASH USED BY INVESTING ACTIVITIES (1)+(2)+(3)** | | **(793)** | **(458)** | **(409)** |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES (4)+(5)** | | **(272)** | **(314)** | **(294)** |
| **OTHER CASH FLOWS (6)+(7)** | (*) | **(107)** | **147** | **181** |
| **DECREASE / (INCREASE) IN NET DEBT (see note 28)** | | **(302)** | **47** | **340** |

(*) The December 2001 and 2002 accounts of variation of working capital were decreased by monetary variations impacting the working capital.
These non-cash variations were reclassified as "Effect of exchange rate changes" for respectively € 16 million and €119 million.

## CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

| In € millions | Number of shares outstanding | Capital stock | Additional paid-in capital | Cumulative translation adjustment (1) | Retained earnings and net income | Consolidated shareholders' equity |
|---|---|---|---|---|---|---|
| **At December 31, 2001** | **197 364 684** | **592** | **1 892** | **255** | **1 400** | **4 139** |
| Issuance of shares : | | | | | | |
| - On conversion of bonds | | | | | | |
| - On exercise of stock options | 51 000 | - | - | | | |
| - Purchases of treasury stock | | | | | | |
| - Mergers | | | | | | |
| - Employee share issue | 314 135 | 1 | 11 | | | 12 |
| Gross dividends paid | | | | | (298) | (298) |
| Translation adjustments | | | | (390) | | (390) |
| Net income for the year | | | | | 430 | 430 |
| **At December 31, 2002** | **197 729 819** | **593** | **1 903** | **(135)** | **1 532** | **3 893** |
| Issuance of shares : | | | | | | |
| - On conversion of bonds | | | | | | |
| - On exercise of stock options | 1000 | - | - | - | | |
| - Purchases of treasury stock | | | | | | |
| - Mergers | | | | | | |
| - Employee share issue | | | | | | |
| Gross dividends paid | | | | | (264) | (264) |
| Translation adjustments | | | | (312) | | (312) |
| Net income for the semester | | | | | 270 | 270 |
| **At December 31, 2003** (2) | **197 730 819** | **593** | **1 903** | **(447)** | **1 538** | **3 587** |

(1) Including a €14 million negative adjustment related to euro-zone countries at December 31, 2001
Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002
Including a €17 million negative adjustment related to euro-zone countries at December 31, 2003

(2) At December 31, 2003, Accor held 1,528,731 shares in treasury stock, for €55 million. These shares have been deducted from shareholders' equity at cost.

The €312 million negative translation adjustment for 2003 primarily concerns the US dollar. The Euro's evolution against the dollar resulted in a negative translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inns, in the amount of €237 million for 2003.

The US dollar / euro exchange rates used were:

- at December 2001 0.8813
- at December 2002 1.0487
- at December 2003 1.2630

## KEY MANAGEMENT RATIOS

| | Notes | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Gearing | a | 67% | 70% | 67% |
| Adjusted Funds From Operations / adjusted net debt | b | 17,3% | 16,5% | 15,7% |
| Interest Cover | c | 5,4 | 5,6 | 5,6 |
| Return on Capital Employed | d | 11,5% | 10,7% | 9,2% |
| Economic Value Added ® (in € millions) | e | 291 | 278 | 208 |

**Note (a)** : Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

**Note (b)** : Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio is calculated as follows :

- Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense.
- Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the three leading rating agencies.

**Note (c)** : Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

**Note (d)** : Return on Capital Employed (ROCE) is defined below.

**Note (e)** : Economic Value Added (EVA) was calculated as follows for 2001, 2002 and 2003:

| | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Cost of equity | (1) | 9.05% | 8.74% | 8.15% |
| Cost of debt (after tax) | | 2.85% | 2.62% | 2.33% |
| Equity / debt weighting | | | | |
| Equity | | 60.03% | 58.13% | 59.93% |
| Debt | | 39.97% | 41.87% | 40.07% |
| **Weighted average cost of capital (WACC)** | **(2)** | **6.57%** | **6.18%** | **5.82%** |
| **ROCE after tax** | **(3)** | **9.06%** | **8.56%** | **7.63%** |
| **Capital employed (see ROCE below) (in € millions)** | | **11 689** | **11 846** | **11 599** |
| **Economic Value Added ® (in € millions)** | **(4)** | **291** | **278** | **208** |

(1) The Beta used to calculate the cost of equity for 2002 and 2003 was 1.0.

(2) WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity + debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity + Debt})}.$$

(3) ROCE after tax is determined as follows :

$$\frac{\text{Adjusted EBITDA} - [(\text{Adjusted EBITDA} - \text{depreciation and operating provision expense}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, the data used at December 31, 2003 were as follows :

| | | |
|---|---|---|
| Adjusted EBITDA | : €1,070m | (see ROCE below) |
| Depreciation and operating provision expense | : €-436m | |
| Normative tax rate | : 29.1% | |
| Capital employed | : €11,599m | (see ROCE below) |

(4) EVA is determined as follows :
(ROCE after tax – WACC) X Capital employed

The impact of a 0.1 increase or decrease in the Beta would have been €28 million in 2001, €28 million in 2002 and €28 million in 2003.

## RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.
It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, total of EBITDA, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method ;

- Capital Employed: for each business, total value of fixed assets, based on average cost of total of gross assets, plus working capital.

ROCE corresponds to the ratio between EBITDA and average capital employed for the period. In December 2003, ROCE stood at 9.2% versus 10.7% the previous year.
Excluding hotels under construction (representing capital employed that does not currently generate any EBITDA), ROCE would have been 11.0% in December 2002 versus 9.4% in December 2003.

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Capital employed at year-end | | 12 020 | 11 601 | 11 250 |
| Adjustments related to business acquisitions and disposals | (1) | (355) | 203 | 283 |
| Effect of exchange rate changes on capital employed | (2) | 24 | 42 | 66 |
| **Capital employed** | | **11 689** | **11 846** | **11 599** |
| EBITDA | | 1 273 | 1 210 | 1 039 |
| Interest income on external loans and dividends | | 47 | 40 | 37 |
| Income from companies accounted for by the equity method | | 20 | 14 | (6) |
| Other adjustments | | - | - | - |
| **Adjusted EBITDA** | | **1 340** | **1 264** | **1 070** |
| **ROCE (Adjusted EBITDA / Capital employed)** | | **11,5%** | **10,7%** | **9,2%** |

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year is prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate EBITDA during the year would not be included in the calculation.

(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed ( (1)/(2) ratio) over a 12-month rolling period broken down as follows:

| Activities | 2001 | 2002 | 2003 |
|---|---|---|---|
| **HOTELS** | **11.3%** | **10.2%** | **8.7%** |
| Up and Mid Scale * | 10.5% | 9.2% | 6.8% |
| Economy Hotels ** | 15.3% | 14.8% | 15.1% |
| Economy Hotels United States | 10.0% | 8.8% | 7.2% |
| **SERVICES** | **25.8%** | **26.7%** | **24.2%** |
| **Other businesses** | | | |
| Travel Agencies | 3.0% | 9.0% | 6.9% |
| Casinos | 16.6% | 14.5% | 15.5% |
| Restaurants | 11.9% | 11.0% | 11.0% |
| Onboard Train Services | 7.5% | 8.9% | 9.5% |
| Other | 1.4% | 2.5% | 2.6% |
| **Total Group** | **11.5%** | **10.7%** | **9.2%** |

(*) 9.9% and 7.1% excluding hotels under construction in 2002 and 2003 respectively
(**) 15.5% and 15.8% excluding hotels under development in 2002 and 2003 respectively

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Accor Group have been prepared in accordance with French generally accepted accounting principles, including the Group adopted standard CRC 99-02.
As of January 1, 2002, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on either opening shareholders' equity or net income for the period.

1. In view of the international scope of its businesses, where alternative accounting treatments are allowed under French rules, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations included in unrealized exchange gains and losses).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

### A. Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

### B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.
Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition.
The amortization periods applied are as follows :

- Hotels 40 years
- Onboard train services 40 years
- Services 40 years
- Travel agencies 20 years
- Restaurants 20 years
- Casinos 20 years

In the case of an unfavourable change in these factors, the amortization period may be shortened or the unamortized goodwill may be written down.

### C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing period exchange rate, and their income statements are translated at the average rate of the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the closing period exchange rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.
Other income statement items are translated at the average rate of the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

## D. Fixed assets

### D.1. Intangible fixed assets

Intangible fixed assets are stated at cost.

Start-up costs and organization expenses are amortized over a maximum period of five years.

Lease rights are usually amortized over the life of the lease.

As from January 1st, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in the above note B.
Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.

- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.

- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

### D.2. Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized interest. They are depreciated on a straight-line basis over the following useful lives:

| | |
|---|---|
| • Formule 1 / Etap / Motel 6 / Red Roof / Studio 6 hotels | 40 years |
| • Other hotels | 60 years |
| • Onboard train services rolling stock | 20 years |
| • Other buildings | 10 to 30 years |
| • Fixtures and fittings, furniture | 5 to 10 years |

### D.3. Finance leases, sale and lease-back transactions

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and an obligation in the same amount is recorded under liabilities.
The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.
All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 below. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are based on market values determined most frequently by an independent expert, are recognized directly in income.

### D.4 Other capital assets.

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

### D.5. Long-lived assets

Long-lived assets are stated at cost. Assets whose value is impaired are written down to fair value, or market value in the case of assets that are intended to be sold.

- Fair value of intangible assets and goodwill

At each year-end, the Group determines whether there are any indicators of an impairment in value of intangible assets. These indicators may include a fall in EBIT or a loss of market share. Where there is an indication that the value of an intangible asset may be impaired, if the asset is not intended to be sold, its fair value is assessed using the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. The valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

Allowances for impairment in value are charged to the income statement under "Gains and losses on management of other assets" and/or "Amortization of goodwill" (See note 1.P.6).

- Fair value of property, plant and equipment

At each year-end, the Group determines whether there are any indicators of an impairment in value of property, plant and equipment. These indicators may include a fall in EBITDAR or a decline in prices on the real estate market. Where there is an indication that the value of an asset may be impaired, its fair value is assessed based on a multiple of EBITDA and on the discounted cash flow method, including a final value determined by reference to the long-term rate of growth in revenues generated by the asset. As in the case of intangible assets, the valuation is generally based on a maximum of five years' projected cash flows and a pre-tax discount rate.

The amount of the impairment is determined by comparing the net book value of the asset with the higher of the values obtained by applying the two recommended methods described above. Allowances for impairment in value are charged to the income statement under "Gains and losses on management of the hotel portfolio" (See note 1.P.5).

- Fair value of investments in non-consolidated companies

The fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets, the earnings outlook of the company concerned and other indicators. The fair value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

### E. Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value. Moreover, they include assets held for resale.

### F. Service voucher reserve funds

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

### G. Marketable securities

Market securities are stated at the lower of cost and market.

### H. Deferred charges

Deferred charges include :

- Costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants;
- Costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- Bond issuance costs, which are written off over the life of the issue;
- Costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables and accruals"

**I. Prepaid expenses**

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5).
Prepaid expenses are included in "other receivables and accruals".

**J. Payroll costs**

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

**K. Provisions**

The Accor Group applies the standards 00-01 of April, 20, 2000 of the National Council of Accountancy, concerning the accounting liabilities adopted by the recommended method contained in the standard 00-06 of December 7, 2000 issued by the Comité de la Règlementation Comptable. Provisions are booked when at the end of the period an obligation exists towards a third party and which will produce a probable or certain outflow in his favour, without counterpart at least equivalent expected by him. These bonds can be legal, regulated or contractual. They are evaluated according to their nature by taking into account the most probable assumption or by using the statistical methods.

Effective from January 1, 2000, full provision is made for these commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the Comité de la Réglementation Comptable.

Obligations under defined benefit plans are calculated in accordance with IAS 19. The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.
The projected benefit obligation was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity.

Actuarial gains and losses arising from changes in actuarial assumptions are recorded directly in provisions for contingencies and charges.

**L. Foreign currency conversion**

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the closing period exchange rate and the resulting unrealised exchange gain or loss is recorded in the income statement under "Net interest expense".

**M. Deferred taxes**

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the Profit and Loss account of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carry forwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

**N.1 Stock options**

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of EBITDA less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on disposals of other assets".

Stock options granted by the parent company do not affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

### N.2 Self-detained Accor shares

Accor SA shares held by the parent company and/or Group companies are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

Accor SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

### O. Financial instruments

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

### P. Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

### P.1 Revenues

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Hotels : properties or hotels operate under lease contract, all revenues received from clients (including accommodation, catering and other services), hotels which are either managed or franchised, a received remuneration (management and franchise fees)
- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees.
- Travel agencies: ticket sale, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk.
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received.
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

### P.2 Other operating revenues

Other operating revenues include interest income on service voucher reserve funds.

These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

### P.3 EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management ratio.

**P.4 Profit before tax**

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

**P.5 Gains and losses on disposals of hotel properties**

This item includes not only gains and losses on disposals of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

**P.6 Gains and losses on disposals of other assets**

This item corresponds to gain and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses.

The transactions concerned are not directly related to the management of continuing operations.

**P.7 Exceptional items (net of taxes and of minority interests)**

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

**P.8 Consolidated statement of cash flows**

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include :

- Funds from operations after changes in deferred taxes and capital gains or losses on disposals of assets.
- Renovation and maintenance expenditure to maintain existing operating assets in a good state of repair.
- Development expenditures, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from the disposal of assets.
- The net change in working capital.

**Q. Earnings per share**

The accounting rules and methods used to calculate basic and diluted earnings per share comply with IAS 33 recommendation 27 of the Ordre des Experts Comptables Français.

## NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION

### A. Disposals

#### A.1 Disposals and lease-back of hotel buildings

In 2002, the Group disposed of:

- 2 Up and Mid Scale hotels in Eastern Europe (in Budapest and Warsaw), for total proceeds of €47 million.
- 21 Economy properties (Ibis, Etap and Formule 1) in France, Poland and the Netherlands, for total proceeds of €146 million.
- 7 Up and Mid Scale hotels (6 Novotel and 1 Mercure) for total proceeds of €75 million.
- 2 Suite Hotel Properties in France for total proceeds of €23 million.

2. During the first semester of 2003, the Group disposed of €265 million worth of buildings, followed by lease contract :

- 4 Up and Mid Scale hotels in France, for total proceeds of €46 million.
- 2 Up and Mid Scale hotels in the United Kingdom of €51 million.
- 5 in Hungary for total proceeds of € 88 millions.
- 15 Economy property in France, United Kingdom and Spain for total proceeds of €73 millions.

#### A.2 Disposals of hotels

Accor also sold the buildings and business rights of hotels for a total amount of €94 million in 2001, €121 million in 2002 and €101 million in 2003.

In 2002, the disposals were related to :

- 2 Up and Mid Scale hotels in London for total proceeds of €83 million.
- 1 Economy property in Montreal for total proceeds of €5 million.

During the first semester of 2003, the €101 million disposals were related to :

- 1 Up and Mid Scale property in Portugal, for total proceeds of €4 million.
- 11 Up and Mid Scale and Economy properties in Poland, for total proceeds of €64 million.
- 4 Economy properties in France, for total proceeds of €3 million.
- 3 Up and Mid Scale hotels in France, for total proceeds of €8 million.
- 1 Economy property in the United States, for total proceeds of €3 million.
- 1 Up and Mid Scale hotels in Brazil, for total proceeds of €2 million.

#### A.3 Accor-Colony Capital Partnership in Accor Casinos

In 2001, Accor and the American investment fund Colony Capital signed an agreement aimed at creating Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of Accor Casinos, (6% in 2001 and 44% in 2002). Accor continues to manage the company.

The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million (see Note 13).

Accor has granted a €80 million loan to Colony Capital (see Note 17).

In January 2004, The Barrière Desseigne family, Accor and Colony Capital have signed an agreement based on the combination of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos, and their respective subsidiaries.
The Barrière Desseigne family currently owns 100% of SHCLB and 54% of SHCD. Accor owns 35% of SHCD and 50% of Accor Casinos, with Colony Capital owning the remaining 50% of Accor Casinos.

Following this agreement, Accor will hold 34% of The Barrière Desseigne Group and will consolidate this entity using the proportionnal method. The new shareholding structure will be accompanied by a shareholders' agreement setting forth the Group's governance, in particular with respect to certain of the Group's major decisions. Under the shareholders' agreement, Colony Capital will have an option to sell its shareholding to Accor, with Accor holding a similar option to buy Colony Capital's shareholding.

*Pro-forma for the transaction, gross revenues for the Group were approximately €900 million for* FY2003. The Group will operate 37 casinos, with close to 5,000 slot machines in locations that include Deauville, Enghien, La Baule, Montreux, Bordeaux, Biarritz and Nice. Additionally, the Group will operate 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris.

The agreement is subject to certain conditions precedent, in particular approval by the antitrust authorities and the casino supervisory authorities. Regarding this, the agreement had no impact on consolidated accounts as of December 31, 2003.

**B. Investment program**

**B.1 Acquisition of 20% of Orbis in August 2000, 5% in 2001, 2.17% in 2002 and 8.41% in 2003**

In August 2000, as part of the Polish State's privatisation program, Accor acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis, *for a total investment of €81 million.*

Orbis, which also operates travel agencies and casinos, is Poland's leading hotel operator, with 55 properties (10,439 rooms) located in the country's 25 largest cities. The hotels have been renovated and were re-opened under Accor trade names since 2001.

In 2001, an additional 5% stake in Orbis was acquired for €12 million, raising the Group's interest to 25%.

In 2002, an additional 2.17% stake in Orbis was acquired for €4.7 million from minority shareholders, raising the Group's interest to 27.17%.

In 2003, an additional 8.41% stake in Orbis was acquired for €20 million from minority shareholders, raising the Group's interest to 35.58%.

In October 2003, Accor sold directly owned hotels in Poland for €64 million to the hotel group Orbis (8 Ibis et 3 Novotel).

**B.2 Acquisition of 70% of Go Voyages**

Accor acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million.
In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%.
In 2003, Accor increased its participation in Go Voyages by 10%, for an amount of €7.2 million, raising Group's interest to 70%.

Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

**B.3 Acquisition of 40.19% of the capital of Dorint AG**

During the second half of 2002, agreements were signed with German hotel management group Dorint AG and its major shareholder, Dr. Herbert Ebertz.

In September 2002, Accor SA acquired a 16.79% interest in Dorint AG. In addition, another 13.21% of the company's capital was placed in an escrow account. This breakdown corresponds to the accounting treatment of the transaction in the parent company accounts.

In the consolidated accounts, which were published after the European Union competition authorities had approved the transaction, the shares held in escrow were considered as investment securities and accounted for as "other investments". At December 31, 2002, investments in non-consolidated companies amounted to €49.7 million.

Accor did not exercise any significant influence over Dorint in 2002, and consequently did not account for the company by the equity method in the 2002 financial statements.

Accor accounted for the company by the equity method since February 1, 2003, date of definitive agreement between Accor and Dorint.

Accor may also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. This purchase option is based on a multiple of EBITDA of which is subtracted consolidated net debt, with a minimum fixed purchase price of €45 million. Lastly, Accor granted Dr. Herbert Ebertz a €35 million loan and gave Dorint AG a €25 million bank guarantee, pari passu with Dr. Herbert Ebertz. Today, Dorint AG owns 88 hotels totalling 15,400 rooms.

In addition, the Management Board and Supervisory Board of Dorint AG have approved the creation of a strategic partnership with Accor, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the Accor network since February 1, 2003.

As mentioned above, since February 1, 2003, Accor accounted the Dorint Group for by the equity method to the extent of its portion of capital held on the period, namely 30%.

At the end of the first semester 2003, within the context of a capital increase subscribed by Accor and Dr. Herbert Ebertz, Accor acquired a further 10.19% for total proceeds of €13.2 million, raising Group's interest to 40.19%, a rate at which Accor accounted the Dorint Group for by the equity method during the second semester 2003.

The portion of income of the eleven months of activity of Dorint amounted to €-5.3 million.

At the beginning of the year 2004, Accor has announced its support for the long-term plan proposed by the Dorint Management Board and approved by the Supervisory Board. The plan is designed to position the German hotel company to make the most of the coming economic recovery in Germany.

The plan, which extends measures undertaken in 2003 to reduce rental expense and operating costs, is based on the following measures:

• A €30 million new share issue;
• An additional issue of new shares and/or dividend rights certificates in a maximum amount of €25 million;
• The implementation of a management contract of Dorint hotels by Accor Germany, in order to improve their sales and operating performance as part of the co-branding strategy now being deployed with the Sofitel, Novotel and Mercure brands.

The plan will be submitted to Dorint shareholders for approval at an Extraordinary Shareholders' Meeting. The company's two largest shareholders, Accor and the Ebertz family, have announced their support to the plan, with Accor taking up its full stake in the share, 40.19% of the total, and/or dividend rights certificate issue.

### B.4 Other investments (external and organic growth)

Taking into account external and organic growth, since January 1st, 2003, the Group opened or acquired 170 hotels (22,015 rooms) and closed 105 hotels (9,419 rooms).

### B.4.a Hotel portfolio by brand and type of management at December 31, 2003

At December 31, 2003, the hotel portfolio broken down by brand and type of management as follows:

| In number of hotels | Ownership | Rental | Management | Franchise | Total |
|---|---|---|---|---|---|
| Sofitel | 28 | 44 | 79 | 28 | **179** |
| Novotel | 67 | 154 | 92 | 75 | **388** |
| Mercure | 54 | 202 | 198 | 272 | **726** |
| Ibis | 120 | 265 | 57 | 209 | **651** |
| Etap Hotel | 77 | 95 | 8 | 107 | **287** |
| Formule 1 | 220 | 135 | 1 | 15 | **371** |
| Red Roof | 97 | 154 | - | 98 | **349** |
| Motel 6 / Studio 6 | 232 | 491 | 1 | 156 | **880** |
| Others | 7 | 13 | 39 | 4 | **63** |
| **Total** | **902** | **1 553** | **475** | **964** | **3 894** |
| *Total in %* | *23,2%* | *39,9%* | *12,2%* | *24,8%* | *100,0%* |

At December 31, 2003, the number of rooms broken down by brand and type of management as follows:

| In number of rooms | Ownership | Rental | Management | Franchise | Total |
|---|---|---|---|---|---|
| Sofitel | 4 537 | 9 852 | 16 283 | 5 637 | **36 309** |
| Novotel | 9 873 | 23 679 | 19 874 | 13 842 | **67 268** |
| Mercure | 5 427 | 28 108 | 24 640 | 28 064 | **86 239** |
| Ibis | 13 242 | 33 071 | 8 110 | 15 527 | **69 950** |
| Etap Hotel | 5 657 | 8 361 | 699 | 8 059 | **22 776** |
| Formule 1 | 16 289 | 10 555 | 103 | 1 004 | **27 951** |
| Red Roof | 11 871 | 17 637 | - | 8 701 | **38 209** |
| Motel 6 / Studio 6 | 25 645 | 55 817 | 59 | 10 947 | **92 468** |
| Others | 1 363 | 1 862 | 8 291 | 717 | **12 233** |
| **Total** | **93 904** | **188 942** | **78 059** | **92 498** | **453 403** |
| *Total in %* | *20,7%* | *41,7%* | *17,2%* | *20,4%* | *100,0%* |

## B.4.b Hotel portfolio by region and type of management at December 31, 2003

At December 31, 2003, breakdown of the hotel portfolio by region and type of management :

| In number of hotels | Ownership | Rental | Management | Franchise | Total |
|---|---|---|---|---|---|
| France | 385 | 367 | 88 | 454 | **1 294** |
| Europe excluding France | 125 | 440 | 49 | 225 | **839** |
| North America | 334 | 652 | 6 | 254 | **1 246** |
| Latin America & Caribbean | 25 | 22 | 94 | 15 | **156** |
| Other Countries | 33 | 72 | 238 | 16 | **359** |
| **Total** | **902** | **1 553** | **475** | **964** | **3 894** |
| *Total in %* | *23,2%* | *39,9%* | *12,2%* | *24,8%* | *100,0%* |

At December 31, 2003, number of rooms broken down by region and type of management as follows:

| In number of rooms | Ownership | Rental | Management | Franchise | Total |
|---|---|---|---|---|---|
| France | 31 721 | 43 720 | 8 436 | 33 722 | **117 599** |
| Europe excluding France | 14 782 | 56 375 | 7 576 | 34 622 | **113 355** |
| North America | 39 233 | 75 786 | 1 387 | 19 648 | **136 054** |
| Latin America & Caribbean | 4 132 | 3 748 | 12 733 | 1 799 | **22 412** |
| Other Countries | 4 036 | 9 313 | 47 927 | 2 707 | **63 983** |
| **Total** | **93 904** | **188 942** | **78 059** | **92 498** | **453 403** |
| *Total in %* | *20,7%* | *41,7%* | *17,2%* | *20,4%* | *100,0%* |

## B.4.c Hotel portfolio by region and brand at December 31, 2003

At December 31, 2003, the hotel portfolio broken down by region and brand as follows:

| In number of hotels | France | Europe (excl. France) | North America | Latin America & Caribbean | Other countries | Total |
|---|---|---|---|---|---|---|
| Sofitel | 38 | 48 | 11 | 19 | 63 | **179** |
| Novotel | 120 | 160 | 6 | 21 | 81 | **388** |
| Mercure | 287 | 264 | - | 82 | 93 | **726** |
| Ibis | 338 | 244 | - | 31 | 38 | **651** |
| Etap Hotel | 211 | 75 | - | - | 1 | **287** |
| Formule 1 | 285 | 44 | - | 2 | 40 | **371** |
| Red Roof | - | - | 349 | - | - | **349** |
| Motel 6 / Studio 6 | - | - | 880 | - | - | **880** |
| Others | 15 | 4 | - | 1 | 43 | **63** |
| **Total** | **1 294** | **839** | **1 246** | **156** | **359** | **3 894** |
| *Total en %* | *33,2%* | *21,6%* | *32,0%* | *4,0%* | *9,2%* | *100,0%* |

At December 31, 2003, the number of rooms broken down by region and brand as follows:

| In number of rooms | France | Europe (excl. France) | North America | Latin America & Caribbean | Other countries | Total |
|---|---|---|---|---|---|---|
| Sofitel | 6 730 | 9 106 | 3 542 | 2 791 | 14 140 | **36 309** |
| Novotel | 15 300 | 28 675 | 1 835 | 3 513 | 17 945 | **67 268** |
| Mercure | 26 627 | 35 768 | - | 10 340 | 13 504 | **86 239** |
| Ibis | 29 778 | 29 666 | - | 4 684 | 5 822 | **69 950** |
| Etap Hotel | 16 176 | 6 481 | - | - | 119 | **22 776** |
| Formule 1 | 21 108 | 3 180 | - | 699 | 2 964 | **27 951** |
| Red Roof | - | - | 38 209 | - | - | **38 209** |
| Motel 6 / Studio 6 | - | - | 92 468 | - | - | **92 468** |
| Others | 1 880 | 479 | - | 385 | 9 489 | **12 233** |
| **Total** | **117 599** | **113 355** | **136 054** | **22 412** | **63 983** | **453 403** |
| *Total en %* | *26,0%* | *25,0%* | *30,0%* | *4,9%* | *14,1%* | *100,0%* |

## B.4.d Hotel portfolio expected development at December 31, 2003

In number of rooms, the expected organic growth for the coming periods is :

| In number of rooms | Ownership | Rental | Management | Franchise | Total |
|---|---|---|---|---|---|
| 2004 | 3 657 | 4 602 | 5 094 | 5 034 | **18 387** |
| 2005 | 2 321 | 8 139 | 2 064 | 1 707 | **14 231** |
| 2006 | 741 | 3 392 | 430 | 76 | **4 639** |
| 2007 | 637 | 259 | - | - | **896** |
| **Total** | **7 356** | **16 392** | **7 588** | **6 817** | **38 153** |

## NOTE 3. BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

Operating revenues of units of which the revenues (corresponding to royalties) are not generated in a single region are included under Worldwide Structures.

| In € million | France | Europe (excluding France) | North America | Latin America & Caribbean | Other Countries | Worldwide structures | 2003 | 2002 (*) | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | **1 632** | **1 504** | **1 162** | **110** | **352** | **90** | **4 850** | **5 014** | **5 052** |
| Up and mid scale | 1 037 | 999 | 173 | 95 | 301 | 90 | **2 695** | **2 660** | **2 704** |
| Economy Hotels | 595 | 505 | | 15 | 51 | - | **1 166** | **1 140** | **1 022** |
| Economy Hotels United States | - | - | 989 | - | - | - | **989** | **1 214** | **1 326** |
| **SERVICES** | **92** | **180** | **11** | **172** | **14** | **2** | **471** | **482** | **498** |
| **Other businesses** | | | | | | | | | |
| Travel Agencies | 67 | 165 | 103 | 22 | 14 | 11 | **382** | **453** | **499** |
| Casinos | 195 | - | - | - | 17 | - | **212** | **253** | **302** |
| Restaurants | 80 | 235 | - | 89 | 16 | - | **420** | **432** | **472** |
| Onboard Train Services | 157 | 117 | - | - | - | 3 | **277** | **284** | **277** |
| Holding and other | 129 | 69 | - | 11 | - | 7 | **216** | **221** | **190** |
| **Total December 31, 2003** | **2 352** | **2 270** | **1 276** | **404** | **413** | **113** | **6 828** | | |
| **Total December 31, 2002 (*)** | **2 405** | **2 238** | **1 550** | **457** | **383** | **106** | | **7 139** | |
| **Total December 31, 2001** | **2 420** | **2 155** | **1 714** | **537** | **337** | **127** | | | **7 290** |

(*) Pro forma, 2002 revenues have been restated to be comparable with the revenues published in 2003. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

Consolidated revenues totalled €6,828 million on December 31, 2003 versus €7,139 million on December 31, 2002 representing a decline of €311 million (-4,3%).
The reported year-on-year decrease broken down as follows:

| | | |
|---|---|---|
| ✓ Like-for-like | +0.1% | +10 M€ |
| ✓ Business expansion | +3.4% | +244 M€ |
| ✓ Currency effect | -5.4% | -395 M€ |
| ✓ Disposals | -2.4% | -170 M€ |
| **Evolution in revenues in 2003** | **-4.3%** | **-311 M€** |

**Breakdown of consolidated revenues by business:**

| In € millions | Reported | Like-for-like In € | Like-for-like % |
|---|---|---|---|
| **HOTELS** | **(164)** | **(34)** | **-0,7%** |
| Up and mid scale | 35 | (15) | -0,6% |
| Economy Hotels | 26 | 10 | +0,9% |
| Economy Hotels United States | (225) | (29) | -2,4% |
| **SERVICES** | **(11)** | **40** | **+8,4%** |
| **Other Businesses** | **(136)** | **4** | |
| Travel Agencies | (71) | (31) | -6,8% |
| Casinos | (41) | 2 | +0,8% |
| Restaurants | (12) | 32 | +7,4% |
| Onboard Train Services | (7) | (4) | -1,4% |
| Holding and Others | (5) | 5 | +2,3% |
| **Total Group** | **(311)** | **10** | **+0,1%** |

**Breakdown of consolidated revenues by region:**

| In € millions | Reported | Like-for-like In € | Like-for-like % |
|---|---|---|---|
| France | (53) | (12) | -0,5% |
| Europe (excluding France) | 32 | (5) | -0,2% |
| North America | (274) | (43) | -2,8% |
| Latin America | (53) | 52 | +11,3% |
| Other Countries | 30 | 5 | +1,4% |
| Worldwide Structures | 7 | 13 | +11,9% |
| **Total Group** | **(311)** | **10** | **+0,1%** |

Besides, within the scope of reallocations operated during 2003 second semester, turnovers related to June 2002 and 2003 are as follows :

| In € million | France | Europe (excluding France) | North America | Latin America & Caribbean | Other Countries | Worldwide structures | June 2003 (*) | June 2003 Reported | June 2002 (*) | June 2002 Reported |
|---|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | **798** | **723** | **570** | **56** | **157** | **41** | **2 345** | **2 354** | **2 468** | **2 478** |
| Up and mid scale | 508 | 482 | 83 | 49 | 133 | 41 | 1 296 | 1 324 | 1 296 | 1 327 |
| Economy Hotels | 290 | 241 | - | 7 | 24 | - | 562 | 542 | 550 | 529 |
| Economy Hotels United States | - | - | 487 | - | - | - | 487 | 487 | 622 | 622 |
| **SERVICES** | **46** | **90** | **6** | **82** | **7** | **1** | **232** | **231** | **254** | **247** |
| **Other businesses** | | | | | | | | | | |
| Travel Agencies | 31 | 85 | 55 | 10 | 7 | 5 | 193 | 193 | 237 | 238 |
| Casinos | 92 | - | - | - | 10 | - | 102 | 94 | 156 | 148 |
| Restaurants | 40 | 119 | - | 41 | 7 | - | 207 | 205 | 237 | 233 |
| Onboard Train Services | 77 | 56 | - | - | - | 1 | 134 | 134 | 138 | 138 |
| Holding and other | 55 | 31 | - | 5 | - | 2 | 93 | 96 | 95 | 103 |
| June 2003 (*) | 1 139 | 1 104 | 631 | 194 | 188 | 50 | 3 306 | | | |
| June 2003 Reported | 1 139 | 1 104 | 632 | 194 | 187 | 51 | | 3 306 | | |
| June 2002 (*) | 1 187 | 1 098 | 793 | 273 | 183 | 51 | | | 3 585 | |
| June 2002 Reported | 1 187 | 1 097 | 793 | 274 | 183 | 51 | | | | 3 585 |

(*) Pro forma, 2002 revenues have been restated to be comparable with the revenues published in 2003. Reclassifications concern reallocation between geographical areas and reallocation between businesses.

## NOTE 4. BREAKDOWN OF EBITDAR BY REGION AND BUSINESS

| In € millions | France | Europe (excluding France) | North America | Latin America & Caribbean | Other Countries | Worldwide Structures (1) | 2003 | 2002 (*) | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | **456** | **460** | **386** | **11** | **86** | **40** | **1 439** | **1 581** | **1 631** |
| Up and mid scale | 286 | 274 | 26 | 7 | 64 | 4 | **661** | **694** | **727** |
| Economy Hotels | 170 | 186 | - | 4 | 22 | 36 | **418** | **423** | **387** |
| Economy Hotels United States | - | - | 360 | - | - | - | **360** | **464** | **517** |
| **SERVICES** | **31** | **95** | **2** | **72** | **1** | **(12)** | **189** | **203** | **206** |
| **Other businesses** | | | | | | | | | |
| Travel Agencies | 6 | 20 | 13 | (1) | 1 | 7 | **46** | **59** | **36** |
| Casinos | 32 | - | - | - | 6 | - | **38** | **46** | **58** |
| Restaurants | 6 | 23 | - | 4 | 1 | - | **34** | **32** | **31** |
| Onboard Train Services | 8 | 8 | - | - | - | 1 | **17** | **14** | **13** |
| Holding and Other | (5) | 8 | - | (3) | - | 6 | **6** | **1** | **(4)** |
| **Total 2003** | **534** | **614** | **401** | **83** | **95** | **42** | **1 769** | | |
| **Total 2002 (*)** | **563** | **642** | **511** | **96** | **90** | **34** | | **1 936** | |
| **Total 2001** | **591** | **612** | **572** | **114** | **68** | **14** | | | **1 971** |

(*) Pro forma, 2002 EBITDAR have been restated to be comparable with the EBITDAR published in 2003. Reclassifications concern reallocation between geographical areas or reallocation between businesses.

(1) EBITDAR of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

On December 31, 2003, EBITDAR amounted €1,769 million, compared with €1,936 million on December 31, 2002. The year-on-year decline of €167 million or 8.6% broken down as follows:

| | |
|---|---|
| • Like-for-like | -58 |
| • Business expansion | +43 |
| • Currency effect | -131 |
| • Disposals | -21 |
| **Evolution in EBITDAR in 2003** | **-167** |

**Breakdown of EBITDAR by business:**

| In € millions | Reported | Like-for-like |
|---|---|---|
| **HOTELS** | **(142)** | **(81)** |
| Up and mid scale | (33) | (40) |
| Economy Hotels | (5) | (9) |
| Economy Hotels United States | (104) | (32) |
| **SERVICES** | **(14)** | **14** |
| **Other Businesses** | **(11)** | **9** |
| Travel Agencies | (13) | - |
| Casinos | (8) | (2) |
| Restaurants | 2 | 4 |
| Onboard Train Services | 3 | 3 |
| Holding and Others | 5 | 4 |
| **Total Group** | **(167)** | **(58)** |

**Breakdown of EBITDAR by region:**

| In € millions | Reported | Like-for-like |
|---|---|---|
| France | (29) | (23) |
| Europe (excluding France) | (28) | (13) |
| North America | (110) | (27) |
| Latin America | (13) | 8 |
| Other Countries | 5 | 4 |
| Worldwide Structures | 8 | (7) |
| **Total Group** | **(167)** | **(58)** |

Besides, within the scope of reallocations operated during 2003 second semester, proforma EBITDARs related to June 2002 and 2003 are as follows :

| In € millions | France | Europe (excluding France) | North America | Latin America | Other Countries | Worldwide structures | June 2003 (*) | June 2003 Reported | June 2002 (*) | June 2002 Reported |
|---|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | **214** | **215** | **180** | **6** | **35** | **10** | **660** | **659** | **745** | **745** |
| Up and mid scale | 132 | 128 | 11 | 4 | 25 | (1) | **299** | **305** | **332** | **330** |
| Economy Hotels | 82 | 87 | - | 2 | 10 | 11 | **192** | **185** | **182** | **184** |
| Economy Hotels United States | - | - | 169 | - | - | - | **169** | **169** | **231** | **231** |
| **SERVICES** | **13** | **47** | **-** | **32** | **-** | **(4)** | **88** | **88** | **106** | **106** |
| **Other businesses** | | | | | | | | | | |
| Travel Agencies | 1 | 11 | 9 | (1) | 1 | 4 | **25** | **25** | **33** | **33** |
| Casinos | 13 | - | - | - | 1 | - | **14** | **14** | **24** | **24** |
| Restaurants | 3 | 10 | - | 1 | - | - | **14** | **14** | **15** | **15** |
| Onboard Train Services | 3 | 2 | - | - | - | - | **5** | **6** | **4** | **4** |
| Holding and other | (5) | 15 | - | (1) | - | 2 | **11** | **11** | **6** | **6** |
| **June 2003 (*)** | **242** | **300** | **189** | **37** | **37** | **12** | **817** | | | |
| **June 2003 Reported** | **242** | **303** | **189** | **37** | **37** | **9** | | **817** | | |
| **June 2002 (*)** | **258** | **316** | **256** | **57** | **41** | **5** | | | **933** | |
| **June 2002 Reported** | **258** | **318** | **256** | **57** | **41** | **3** | | | | **933** |

(*) Pro forma, 2002 EBITDAR have been restated to be comparable with the EBITDAR published in 2003. Reclassifications concern reallocation between geographical areas or reallocation between businesses.

**NOTE 5. RENTAL EXPENSE**

Rental expense amounted to €730 million on December 31, 2003 versus €726 million on December 31, 2002.

In accordance with international accounting standards (see Note 1.D.3), rental expenses correspond exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €207 million (see Note 27).
Rental expenses are charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of Accor's credit rating or for other reasons, or any cross-default clauses or covenants.

The amount of €730 million corresponds to 1,553 hotel leases, including 70% with a purchase option and 30% without a purchase option. Usually, the purchase options are fixed in the lease contracts proportionally to the initial value of the owner investment. Generally, these options can be exercise after 10 or 12 years of the lease contract. In addition, some contracts allow the acquisition of goods, based on an expert evaluation, at the end of the contract.

Undiscounted rental expenses were as follows:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Up and mid scale hotels | (333) | (357) | (373) |
| Economy Hotels | (114) | (131) | (157) |
| Economy Hotels United States | (195) | (189) | (162) |
| Other | (56) | (49) | (38) |
| **Total** | **(698)** | **(726)** | **(730)** |

Future minimum undiscounted rentals payable as from January 2004 break down as follows by maturity :

| Years | In € millions |
|---|---|
| 2004 | (703) |
| 2005 | (704) |
| 2006 | (710) |
| 2007 | (706) |
| 2008 | (704) |
| 2009 | (696) |
| 2010 | (689) |
| 2011 | (684) |
| 2012 | (680) |
| 2013 | (678) |
| 2014 | (660) |

| Years | In € millions |
|---|---|
| 2015 | (643) |
| 2016 | (629) |
| 2017 | (616) |
| 2018 | (603) |
| 2019 | (478) |
| 2020 | (402) |
| 2021 | (339) |
| 2022 | (286) |
| 2023 | (242) |
| > 2023 | (1 047) |
| **Total** | **(12 899)** |

## NOTE 6. DETAIL OF DEPRECIATION AMORTIZATION AND PROVISIONS

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Depreciation and amortization | (435) | (449) | (433) |
| Provisions | (8) | (6) | (3) |
| **Total** | **(443)** | **(455)** | **(436)** |

## NOTE 7. BREAKDOWN OF EBIT BY BUSINESS AND BY REGION

| In € millions | France | Europe (excl France) | North America | Latin America | Other Countries | Worldwide Structures (1) | 2003 | 2002 (*) | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | **183** | **80** | **77** | **(4)** | **18** | **21** | **375** | **512** | **618** |
| Up and mid scale | 106 | 28 | (22) | (5) | 9 | (11) | **105** | **152** | **223** |
| Economy Hotels | 77 | 52 | - | 1 | 9 | 32 | **171** | **198** | **189** |
| Economy Hotels United States | - | - | 99 | - | - | - | **99** | **162** | **206** |
| **SERVICES** | **26** | **87** | **1** | **66** | **(2)** | **(13)** | **165** | **177** | **176** |
| **Other businesses** | | | | | | | | | |
| Travel Agencies | 3 | 8 | 3 | (1) | - | 3 | **16** | **20** | **(5)** |
| Casinos | 22 | - | - | - | 6 | - | **28** | **33** | **45** |
| Restaurants | 1 | 16 | - | 3 | - | - | **20** | **16** | **17** |
| Onboard Train Services | - | 7 | - | - | - | - | **7** | **7** | **7** |
| Holding companies and other | (2) | - | - | (4) | - | (2) | **(8)** | **(10)** | **(28)** |
| **Total 2003** | **233** | **198** | **81** | **60** | **22** | **9** | **603** | | |
| **Total 2002 (*)** | **262** | **256** | **139** | **66** | **18** | **14** | | **755** | |
| **Total 2001** | **282** | **269** | **192** | **81** | **7** | **(1)** | | | **830** |

(*) Pro forma, 2002 EBIT have been restated to be comparable with the EBIT published in 2003. Reclassifications concern reallocation between geographical areas or reallocation between businesses.

(1) EBIT of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

On December 31, 2003, consolidated EBIT amounted to €603 million, compared with €755 million on December 31, 2002. The decline of €152 million or 20.1% broken down as follows:

| | |
|---|---|
| • Like-for-like | -76 |
| • Business expansion | -16 |
| • Currency effect | -51 |
| • Disposals | -9 |
| **Evolution in EBIT in 2003** | **-152** |

**Breakdown of EBIT by business :**

| In € millions | Reported | Like-for-like |
|---|---|---|
| **HOTELS** | **(137)** | **(94)** |
| Up and mid scale | (47) | (33) |
| Economy Hotels | (27) | (18) |
| Economy Hotels United States | (63) | (43) |
| **SERVICES** | **(12)** | **15** |
| **Other Businesses** | **(3)** | **3** |
| Travel Agencies | (4) | 1 |
| Casinos | (5) | (2) |
| Restaurants | 4 | 5 |
| Onboard Train Services | - | (1) |
| Holding and Others | 2 | - |
| **Total Group** | **(152)** | **(76)** |

**Breakdown of EBIT by region:**

| In € million | Reported | Like-for-like |
|---|---|---|
| France | (29) | (17) |
| Europe (excluding France) | (58) | (27) |
| North America | (58) | (32) |
| Latin America | (6) | 16 |
| Other Countries | 4 | 2 |
| Worldwide Structures | (5) | (18) |
| **Total Group** | **(152)** | **(76)** |

Besides, within the scope of reallocations operated during 2003 second semester, proforma EBITs related to June 2002 and 2003 are as follows :

| In € millions | France | Europe (excluding France) | North America | Latin America | Other Countries | Worldwide structures | June 2003 (*) | June 2003 Reported | June 2002 (*) | June 2002 Reported |
|---|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | 77 | 26 | 22 | (1) | 1 | 2 | 127 | 128 | 213 | 213 |
| Up and mid scale | 41 | 7 | (14) | (2) | (2) | (10) | 20 | 23 | 59 | 62 |
| Economy Hotels | 36 | 19 | - | 1 | 3 | 12 | 71 | 69 | 81 | 78 |
| Economy Hotels United States | - | - | 36 | - | - | - | 36 | 36 | 73 | 73 |
| **SERVICES** | 11 | 43 | - | 28 | (1) | (6) | 75 | 75 | 90 | 90 |
| **Other businesses** | | | | | | | | | | |
| Travel Agencies | (1) | 5 | 1 | (1) | - | 4 | 8 | 8 | 11 | 11 |
| Casinos | 8 | - | - | - | 1 | - | 9 | 9 | 17 | 17 |
| Restaurants | 1 | 7 | - | - | - | - | 8 | 8 | 8 | 8 |
| Onboard Train Services | (1) | 2 | - | - | - | - | 1 | 1 | 1 | 1 |
| Holding and other | (5) | 1 | - | (3) | - | 2 | (5) | (6) | (15) | (15) |
| June 2003 (*) | 90 | 84 | 23 | 23 | 1 | 2 | 223 | | | |
| June 2003 Reported | 90 | 87 | 23 | 23 | 1 | (1) | | 223 | | |
| June 2002 (*) | 106 | 117 | 63 | 40 | 4 | (5) | | | 325 | |
| June 2002 Reported | 106 | 119 | 63 | 40 | 4 | (7) | | | | 325 |

(*) Pro forma, 2002 EBIT have been restated to be comparable with the EBIT published in 2003. Reclassifications concern reallocation between geographical areas or reallocation between businesses.

## NOTE 8. NET INTEREST EXPENSE

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Interest income (expense) | (134) | (106) | (71) |
| Other financial income and expense | 42 | 40 | (3) |
| **Net interest expense** | **(92)** | **(66)** | **(74)** |

Other financial income and expense breaks down as follows :

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| - Dividends from non-consolidated companies and on marketable securities | 15 | 9 | 6 |
| - Exchange gains and losses (*) | 28 | 44 | 6 |
| - Other movements in financial provisions (**) | (1) | (13) | (15) |
| **Total other financial income and expense** | **42** | **40** | **(3)** |

(*) In 2002, the exchange gain was mainly due to capital transactions in the United States (€28 million). The other gains originated from Latin America. In 2003, the exchange gain was mainly due to Latin America.

(**) The 2003 figure takes into account a €(13) million provision for redemption premium on the OCEANE bond issued in April 2002.

## NOTE 9. INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY PROPERTIES

This item broken down as follows:

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Orbis (Poland) | (see note 2.B.1) | 6 | 5 | 4 |
| ABC Hotels (hotels Demeure / Libertel) | | - | (2) | (4) |
| Société Hôtelière des Casinos de Deauville | (see note 2.A.3) | 7 | 8 | 7 |
| Investments funds Tunisia & Marocco (STI & RISMA) | | (2) | (4) | (5) |
| Dorint (Germany) | (see note 2.B.3) | - | - | (5) |
| Asia / Australia Hotels | | 4 | 9 | 1 |
| Other | | 5 | (2) | (4) |
| **Pre-tax income from companies accounted for by the equity method** | | **20** | **14** | **(6)** |

## NOTE 10. GAINS AND LOSSES ON DISPOSALS OF HOTEL PORTFOLIO

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Gains and losses on disposals of hotel properties | 34 | 84 | 102 |
| Movement in provisions for impairment in value (note 1.D.5) | (5) | (30) | (34) |
| **Total** | **29** | **54** | **68** |

As of December 31, 2002, total includes:

- ✓ Net gains on disposals of hotel buildings, mainly in Eastern Europe (€28 million), France (€29 million) and the Netherlands (€29 million).
- ✓ €30 million in charges to provisions for impairment in value of hotels mainly in the United States, the French West Indies and Jordan.

As of December 31, 2003, total includes:

- ✓ Gains on disposals of hotel buildings, primarily in Hungary for €42 million (5 units), France for €34,1 million (12 units), the United Kingdom for €10 million (4 units) and Poland for €8 million (11 units) : see Note 2.B.1;
- ✓ €30 million in charges to provisions for impairment in value of assets, held for sale or otherwise, mainly in the United States, Denmark, Portugal, the Dominican Republic and Israel.

## NOTE 11. GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Gains and losses on disposals of other assets | 74 | (3) | 59 |
| Provisions | 28 | 12 | (13) |
| Other non-operating gains and losses | (36) | (39) | (63) |
| **Total** | **66** | **(30)** | **(17)** |

**As of December 31, 2002**, the gains on disposals of other assets mainly consisted in a gain on the disposal of three tour operators in Europe (€12 million), along with a €-18 million provision on Granada shares.

Net provision movements of €12 million include €29 million in reversals of provisions for litigation and other contingencies, offset by the recognition, at December 31, 2002, of non-operating losses in the same amount, and net additions to provisions for litigation and other contingencies of €-17 million.

Non-operating losses of €-39 million principally include the €-29 million European tour operators referred to above and a €-6 million loss arising from the discontinuation of "Cesta Ticket" in Brazil.

**As of December 31, 2003**, gains on disposals of other assets mainly consisted in a €51 million capital gain on the sale of Accor shares, along with a €7 million gain of the disposal of Granada shares.

Non-operating losses primarily comprise €35 million in restructuring costs in Hotel and Tour Operator divisions and €20 million in costs related to several disputes solved during the period.

## NOTE 12. INCOME TAX

### Note 12.1 - Income tax expense for the year (excluding exceptional items)

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Current taxes | (161) | (196) | (147) |
| Deferred taxes | (77) | (30) | (8) |
| Tax on income from companies accounted for by the equity method | (8) | (8) | (8) |
| **Total** | **(246)** | **(234)** | **(163)** |

| | | | |
|---|---|---|---|
| Profit before tax, including net gains on management of hotel portefolio | 787 | 757 | 591 |
| Income tax | (246) | (234) | (163) |
| ***Effective rate of tax on profit, including net gains on management of hotel portefolio*** | **31.3%** | **31.0%** | **27.6%** |

## Note 12.2 - Effective tax rate

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Profit before tax | 758 | 703 | 523 |
| Net gains on management of hotel portfolio | 29 | 54 | 68 |
| Net gains on management of other assets | 66 | (30) | (17) |
| Amortization of goodwill | (102) | (109) | (107) |
| **Pre-tax income** | **751** | **618** | **467** |
| Amortization of goodwill | 102 | 109 | 104 |
| Elimination of intercompany profits | (3) | 13 | (13) |
| Non-deductible asset impairment charges | - | 5 | 13 |
| Other | (43) | 11 | (13) |
| **Total permanent differences (non-deductible expenses)** | **56** | **138** | **91** |
| **Untaxed income and income taxed at reduced rate** | **(226)** | **(138)** | **(101)** |
| **Income taxable at the standard rate** | **581** | **618** | **457** |
| Standard tax rate in France | 36,42% | 35,43% | 35,43% |
| **Theoretical tax charge at standard French tax rate** | **(211)** | **(219)** | **(162)** |
| Effect on theoretical tax charge of: | | | |
| . differences in foreign tax rates | 8 | 8 | 7 |
| . unutilized tax losses for the year | (42) | (42) | (36) |
| . utilization of tax loss carryforwards | 18 | 5 | 6 |
| . previously unrecognized deferred tax assets on temporary differences | - | - | (1) |
| . other | (17) | (1) | 5 |
| **Total** | **(33)** | **(30)** | **(19)** |
| **Income tax at standard rate** | **(244)** | **(249)** | **(181)** |
| **Income tax at reduced rate** | **(2)** | **15** | **18** |
| **Income tax recorded in the consolidated income statement** | **(246)** | **(234)** | **(163)** |
| Profit before tax, including net gains on management of hotel portfolio | 787 | 757 | 591 |
| Income tax | (246) | (234) | (163) |
| **Effective rate of tax on profit before tax, including net gains on disposal of hotel properties** | **31,3%** | **31,0%** | **27,6%** |

## Note 12.3-RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Deferred tax assets | 87 | 60 | 45 |
| Deferred tax liabilities | (237) | (264) | (284) |
| **Net deferred taxes (1)** | **(150)** | **(204)** | **(239)** |

(1) Net deferred taxes break down as follows:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Deferred taxes on temporary differences in tax system and corporate financial statements | (127) | (101) | (149) |
| Deferred taxes on differences in consolidation and corporate financial statements | (102) | (184) | (211) |
| Deferred taxes on taxable losses carried forwards | 79 | 81 | 121 |
| **Net deferred taxes** | **(150)** | **(204)** | **(239)** |

## Note 12.4-UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognised deferred tax assets amounted to €125 million at December 31, 2002 and €150 million at December 31, 2003.

## NOTE 13. EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Exceptional items | - | 68 | - |

In 2002, exceptional items include a €68 million gain on the sale of 44% of Accor Casinos to Colony Capital (see note 2.A.3).

## NOTE 14. GOODWILL

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Goodwill (gross) | 2 386 | 2 241 | 2 353 |
| Total amortizations and provisions | (507) | (562) | (634) |
| **Total net goodwill** | **1 879** | **1 679** | **1 719** |

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Motel 6 | (40 years) | 341 | 285 | 228 |
| Up and Mid Scale Hotels France | (40 years) | 195 | 209 | 218 |
| Hotels, Australia / Pacific | (40 years) | 181 | 181 | 195 |
| Travel Agencies | (20 years) | 212 | 198 | 183 |
| Red Roof Inns | (40 years) | 237 | 194 | 157 |
| Casinos (Accor Casinos and subsidiaries) | (20 years) | 194 | 108 | 101 |
| Economy Hotels (excluding Motel 6 and RRI) | (40 years) | 119 | 109 | 97 |
| Hotels, Germany (Dorint) | (8 years) | - | - | 82 |
| Hotels, Asia | (20 years) | 73 | 78 | 56 |
| Hotels, Poland | (40 years) | 17 | 37 | 41 |
| Hotels, Italy (Sifalberghi) | (40 years) | 8 | 8 | 33 |
| Hotels, Hungary (Pannonia) | (40 years) | 31 | 31 | 32 |
| Mexico Luncheon Vouchers (Dicasa) | (40 years) | 10 | 12 | 31 |
| Société des Hôtels and Casinos de Deauville | (40 years) | 28 | 27 | 26 |
| Go Voyages | (20 years) | 9 | 20 | 26 |
| Hotels, Egypt (Gezirah) | (28 years) | - | - | 19 |
| Sweden Luncheon Vouchers (Riskuponger) | (40 years) | - | 14 | 14 |
| Romania Luncheon Vouchers | (40 years) | - | 2 | 13 |
| Hotels, Netherlands | (40 years) | 13 | 13 | 12 |
| Argentina Luncheon Vouchers (Servicios Ticket) | (40 years) | 12 | 9 | 11 |
| Lenôtre | (20 years) | 15 | 15 | 11 |
| Venezuela Luncheon Vouchers (Seremca) | (40 years) | - | 2 | 7 |
| French Railway Catering | (7 years) | 11 | 9 | 7 |
| Other (under €6 million) | | 173 | 118 | 119 |
| **Total net goodwill** | | **1 879** | **1 679** | **1 719** |

The change in net goodwill broken down as follows :

| **In € millions** | | **2001** | **2002** | **2003** |
|---|---|---|---|---|
| **Total net goodwill at beginning of period** | | **1 911** | **1 879** | **1 679** |
| **Increase in gross value and impact of changes in scope of consolidation** | | **88** | **126** | **222** |
| . Hotels, Germany (Dorint) | (see Note 2.B.3) | - | - | 90 |
| . Services, Mexica (Dicasa) | | - | - | 26 |
| . Hotels Italy (Sifalberghi) | | - | - | 26 |
| . Hotels, Egypt (Gezirah) | | - | - | 19 |
| . French Up and Mid Scale Hotels, France | | - | 12 | 18 |
| . Accor Services | | 19 | 9 | 17 |
| . Luncheon Vouchers Romania | | - | - | 12 |
| . Go Voyages | (see Note 2.B.2) | 9 | 11 | 6 |
| . Hotels, Poland (Orbis) | (see Note 2.B.1) | 9 | 25 | (6) |
| . Hotels, Asia | | 6 | 12 | - |
| . Other | | 45 | 57 | 14 |
| **Disposals during the period** | | **(36)** | **(28)** | **(7)** |
| . Accor Casinos | (see Note 2.A.3) | (3) | (23) | - |
| . Other | | (33) | (5) | (7) |
| **Amortization** | | **(102)** | **(109)** | **(107)** |
| **Translation adjustments** | | **21** | **(116)** | **(79)** |
| **Line-by-line restatement and other changes** | | **(3)** | **(73)** | **11** |
| **Total net goodwill at end of period** | | **1 879** | **1 679** | **1 719** |

**NOTE 15. INTANGIBLE FIXED ASSETS**

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Motel 6 brand | (1) | 228 | 191 | 159 |
| Red Roof Inns brand | (1) | 136 | 114 | 95 |
| Start-up costs | | 15 | 17 | 14 |
| Other networks and brands | | 11 | 12 | 12 |
| Onboard train services market share | | 75 | 75 | 75 |
| Other intangible fixed assets | | 250 | 259 | 235 |
| **Total (cost)** | | **715** | **668** | **590** |
| Amortization and provisions | (2) | (182) | (189) | (206) |
| **Total (net)** | | **533** | **479** | **384** |

(1) Increases in the valuation of the Motel 6 and Red Roof Inns brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2002 : 1,0487 – December 31, 2003 : 1,2630).

(2) When intangible assets are intended to be sold, an impairment provision is recorded if their estimated market value is lower than the net book value.

## NOTE 16. PROPERTY, PLANT AND EQUIPMENT

| In € millions | Gross | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Land | 680 | 550 | 503 |
| Buildings | 3 280 | 3 157 | 3 057 |
| Fittings | 1 102 | 1 217 | 1 278 |
| Equipment and furniture | 1 708 | 1 674 | 1 610 |
| Construction in progress | 625 | 332 | 203 |
| **Property, plant and equipment (Gross)** | **7 395** | **6 930** | **6 651** |

| In € millions | Depreciation and provisions | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Land | | | |
| Buildings | (866) | (856) | (848) |
| Fittings | (569) | (606) | (678) |
| Equipment and furniture | (926) | (942) | (986) |
| Construction in progress | (8) | (5) | (6) |
| **Property, plant and equipment (Provision)** | **(2 369)** | **(2 409)** | **(2 518)** |

| In € millions | Net | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Land | 680 | 550 | 503 |
| Buildings | 2 414 | 2 301 | 2 209 |
| Fittings | 533 | 611 | 600 |
| Equipment and furniture | 782 | 732 | 624 |
| Construction in progress | 617 | 327 | 197 |
| **Property, plant and equipment (Net)** | **5 026** | **4 521** | **4 133** |

Changes in net fixed assets over the three-year period can be analysed as follows:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| **Total at January 1** | **4 696** | **5 026** | **4 521** |
| Changes in scope of consolidation | 25 | 4 | 35 |
| Disposals | (322) | (403) | (271) |
| Additions | 942 | 746 | 580 |
| Depreciation | (399) | (398) | (392) |
| Translation adjustments | 108 | (433) | (341) |
| Reclassifications | (24) | (21) | 1 |
| **Total at December 31** | **5 026** | **4 521** | **4 133** |

At December 31, 2003 property, plant and equipment held under finance leases totaled a net €480 million, versus €489 million at December 31, 2002 and broken down as follows :

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Land and buildings | 650 | 605 | 615 |
| Fittings, equipment and furniture | 81 | 70 | 60 |
| **Gross cost** | **731** | **675** | **675** |
| Total depreciation and provisions | (191) | (186) | (195) |
| **Net value** | **540** | **489** | **480** |

## NOTE 17. LONG-TERM LOANS

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Long-term loans (gross) | 360 | 445 | 474 |
| Provisions | (26) | (16) | (24) |
| **Total net long-terms loans** | **334** | **429** | **450** |

| In € millions | | | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Colony Capital | (Note 2.A.3) | (1) | - | 80 | 86 |
| Hotels Asia / Pacific | | (2) | 85 | 60 | 74 |
| ABC Group ( Demeure / Libertel hotels) | | (3) | 55 | 58 | 64 |
| Hotels UK | | | 31 | 41 | 27 |
| Hotels Germany | (Note 2.B.3) | (4) | - | 30 | 35 |
| Hotels US / Canada | | | 36 | 29 | 26 |
| Hotels The Netherlands | | | 28 | 28 | 28 |
| Front de Seine Participations (Novotel Tour Eiffel) | | | 21 | 22 | 23 |
| Financière Courtepaille | | | 19 | 20 | 21 |
| Orbis | (Note 2.B.1) | (5) | - | - | 14 |
| Others | | | 59 | 61 | 52 |
| **Total** | | | **334** | **429** | **450** |

(1) In connection with the sale of 50% of Accor Casinos, Accor granted a €80 million loan to Colony Capital. Interests on this loan are capitalized and will be paid at redemption date (see Note 2.A.3).

(2) During the period, Accor granted €60 million in loans to Tahl.

(3) In December 1999 Accor and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms.
The acquisition vehicle (ABC Hotels), 30% owned by the Accor Group, simultaneously signed management contracts with Accor. In addition, Accor granted a €64 million loan to ABC Hotels.

(4) In connection with the acquisition of the 40.19% stake in Dorint AG, the Group made a €35 million loan to Mr. Ebertz. This loan is repayable no later than December 31, 2010. See description in note 2.B.3.

(5) In connection with the sale of 3 Novotel hotels and 8 Ibis hotels, for a total of €64 million, the Group made a €14 million loan to the buyer. The loan is repayable in 2008 at the latest.

## NOTE 18. INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Orbis (Hotels Poland) (see note 2.B.1.) | (1) | 98 | 79 | 80 |
| Société Hôtelière des Casinos de Deauville | (2) | 34 | 38 | 39 |
| Accor Asia Pacific subsidiaries | | 34 | 36 | 31 |
| Hotels Morocco (RISMA) | (3) | 21 | 19 | 18 |
| Sofitel Paris Le Faubourg | | 9 | 9 | 10 |
| Hotels Tunisia (STI) | (5) | 8 | 6 | 7 |
| Société Hotelière Paris Les Halles (SHPH) | (6) | 6 | 5 | 5 |
| Sofitel St James London (Hotels UK) | | 6 | 5 | 3 |
| ABC Hotels (Hotels Demeure/ Libertel) | (4) | 14 | 10 | 1 |
| Novotel Paris Tour Eiffel | (7) | - | 4 | 1 |
| Dorint (Germany) (see Note 2.B.3) | (8) | - | - | (29) |
| Other companies | | 36 | 37 | 36 |
| **Total** | | **266** | **249** | **202** |

(1) Key figures for the Orbis Group are as follows :

| Orbis (Hotels Poland) (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 187 | 157 | 129 |
| Net income | 14 | 13 | 9 |
| Net cash / (Net debt) | 9 | 40 | 0 |
| Shareholders' equity | 286 | 292 | 225 |
| Portion of capital held | 25,00% | 27,17% | 35,58% |

(2) Key figures for Société des Hôtels et Casinos de Deauville are as follows :

| Société Hôtelière des Casinos de Deauville (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 183 | 199 | 203 |
| Net income | 22 | 14 | 6 |
| Net cash / (Net debt) | (56) | (36) | (42) |
| Shareholders' equity | 98 | 108 | 113 |
| Portion of capital held | 34,90% | 34,90% | 34,90% |

(3) Key figures for Risma are as follows :

| Risma (Investment funds Morocco) (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 35 | 40 | 43 |
| Net income | (3) | (5) | (6) |
| Net cash / (Net debt) | (14) | (37) | (44) |
| Shareholders' equity | 49 | 47 | 40 |
| Portion of capital held | 47,53% | 45,29% | 45,29% |

(4) ABC owns jointly the Demeure hotels (Sofitel) and Libertel with Accor, Blackstone and Colony. The key figures are as follows:

| Hôtel ABC (hôtel Demeure/Libertel) (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 132 | 122 | 81 |
| Net income | (4) | (10) | 8 |
| Net cash / (Net debt) | (413) | (368) | (321) |
| Shareholders' equity | 46 | 34 | 4 |
| Portion of capital held | 30,00% | 30,00% | 30,00% |

(5) Key figures for Tanit are as follows :

| Investment funds Tunisia (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 7 | 19 | 17 |
| Net income | (5) | (5) | (6) |
| Net cash / (Net debt) | (0) | (1) | (5) |
| Shareholders' equity | 16 | 16 | 18 |
| Portion of capital held | 31,19% | 35,00% | 37,50% |

(6) Key figures for Société Hôtelière Paris les Halles are as follows :

| SHPH (In € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 42 | 46 | 51 |
| Net income | 5 | 2 | 1 |
| Net cash / (Net debt) | (27) | (102) | (98) |
| Shareholders' equity | 19 | 17 | 15 |
| Portion of capital held | 31,19% | 31,19% | 31,19% |

(7) Key figures for Front de Seine Participations, holding Novotel Tour Eiffel, are as follows :

| Novotel Tour Eiffel (in € millions) | 2001 | 2002 | 2003 |
|---|---|---|---|
| Revenues | 26 | 33 | 26 |
| Net income | (2) | (3) | (8) |
| Net cash / (Net debt) | (111) | (113) | (115) |
| Shareholders' equity | 14 | 10 | 2 |
| Portion of capital held | 40,00% | 40,00% | 40,00% |

(8) Main Dorint AG financial indicators during the consolidation period are as follows :

| **DORINT (In € millions)** | **2001** | **2002** | **2003** |
|---|---|---|---|
| Revenues | - | - | 451 |
| Net income (*) | - | - | (15) |
| Net cash / (Net debt) | - | - | (42) |
| Shareholders' equity (*) | - | - | (72) |
| Portion of capital held | | | 40,19% |

(*) After adjustments related to the first-time consolidation of Dorint in the Accor Group accounts.(see Note 2.B.3)

## NOTE 19. OTHER INVESTMENTS

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Investments in *non-consolidated* companies | 191 | 412 | 311 |
| Deposits | 128 | 112 | 109 |
| **Total gross value** | **319** | **524** | **420** |
| Provisions for impairment in value | (37) | (37) | (34) |
| **Net value** | **282** | **487** | **386** |

Main investments in non-consolidated companies are as follow :

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Compass Group | (1) | - | 204 | 204 |
| Hotels Germany | (2) | - | 50 | - |
| El Gezirah Hotel (Cairo) | (3) | - | 42 | - |
| Other investments in non-consolidated companies and deposits | | 282 | 191 | 182 |
| **Net value** | | **282** | **487** | **386** |

(1) In March 1999, the Group issued bonds exchangeable for Compass / Granada shares. The bond issue reflected the Group's intention to sell the Compass shares which were reclassified under "marketable securities" in 1999. The bonds were redeemed in March 2002.
After reviewing the intended holding period of the 30,706,882 Compass shares, the Group reclassified the Compass shares under "other investments" for an amount of €204 million, corresponding to their cost at March 30, 2002. At December 31, 2003, the market value of the Compass shares was €166 million. In light of the decision to hold the shares over the long term, they were maintained in the balance sheet at fair value to the Group.

(2) See note 2.B.3. Dorint Group is consolidated for by the equity method since February 1st, 2003.

(3) Accor acquired in November 2002, 65 % of the company which currently operates the Cairo Sheraton with the intention of turning it into a Sofitel. This company is fully consolidated since January 1st, 2003.

## NOTE 20. BREAKDOWN OF FIXED ASSETS

### 20.1. Fixed assets by business (at cost)

Fixed assets at December 31, 2003 include €2,945 million in hotel properties, compared with €3,110 million at December 31, 2002.

| In € millions | HOTELS Up and mid scale | HOTELS Economy | HOTELS Economy US | Services | Travel Agencies | Casinos | Restaurants | Onboard Train Services | Holding Co and Other | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Goodwill | 676 | 173 | 518 | 154 | 289 | 139 | 56 | 18 | 330 | **2 353** | **2 241** | **2 386** |
| Intangible assets | 49 | 58 | 277 | 59 | 41 | 2 | 5 | 31 | 68 | **590** | **668** | **731** |
| Tangible assets | 2 848 | 1 609 | 1 552 | 88 | 78 | 133 | 108 | 83 | 152 | **6 651** | **6 930** | **7 395** |
| Sub-total | 3 573 | 1 840 | 2 347 | 301 | 408 | 274 | 169 | 132 | 550 | 9 594 | 9 839 | 10 512 |
| Long-term loans | 263 | 4 | 1 | 2 | - | - | 4 | - | 200 | **474** | **445** | **360** |
| Investment in associated | 142 | 17 | - | - | 3 | - | (2) | - | 42 | **202** | **248** | **267** |
| Other financial assets | 88 | 11 | 54 | 3 | 7 | - | 1 | 1 | 255 | **420** | **524** | **319** |
| Total Dec 31, 2003 | 4 066 | 1 872 | 2 402 | 306 | 418 | 274 | 172 | 133 | 1 047 | 10 690 | | |
| Total Dec 31, 2002 | 4 202 | 1 837 | 2 854 | 232 | 433 | 225 | 160 | 206 | 907 | | 11 056 | |
| Total Dec 31, 2001 | 4 049 | 1 905 | 3 339 | 245 | 462 | 424 | 169 | 130 | 735 | | | 11 458 |

### 20.2. Fixed assets by region (at cost)

| *In € millions* | France | Europe (excl. France) | North America | Latin America | Other Countries | Worldwide Structures | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| Goodwill | 500 | 580 | 546 | 119 | 287 | 321 | **2 353** | **2 241** | **2 386** |
| Intangible assets | 56 | 70 | 303 | 23 | 5 | 133 | **590** | **668** | **731** |
| Tangible assets | 2 173 | 1 777 | 1 919 | 223 | 363 | 196 | **6 651** | **6 930** | **7 395** |
| **Sub-total** | **2 729** | **2 427** | **2 768** | **365** | **655** | **650** | **9 594** | **9 839** | **10 512** |
| Long-term loans | 101 | 89 | 1 | 10 | 78 | 195 | **474** | **445** | **360** |
| Investment in associated | 70 | 69 | - | 1 | 62 | - | **202** | **248** | **267** |
| Other financial assets | 21 | 28 | 76 | 2 | 30 | 263 | **420** | **524** | **319** |
| **Total Dec 31, 2003** | **2 921** | **2 613** | **2 845** | **378** | **825** | **1 108** | **10 690** | | |
| **Total Dec 31, 2002** | **2 760** | **2 235** | **3 294** | **335** | **860** | **1 572** | | **11 056** | |
| **Total Dec 31, 2001** | **2 859** | **2 149** | **3 817** | **355** | **485** | **1 793** | | | **11 458** |

## NOTE 21. OTHER RECEIVABLES AND PAYABLES

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| **Gross other receivables** (1) | **1 016** | **1 041** | **1 058** |
| Provisions | (90) | (84) | (112) |
| **Net other receivables** | **926** | **957** | **946** |
| **Other payables** (2) | **1 064** | **1 101** | **1 009** |

(1) Other receivables at December 31, 2003 include:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| VAT receivables | 162 | 202 | 215 |
| Other tax receivables | 39 | 28 | 16 |
| Prepaid payroll taxes | 10 | 8 | 9 |
| Prepaid expenses | 245 | 285 | 311 |
| Deferred charges | 160 | 165 | 189 |
| Other receivables | 313 | 293 | 273 |
| Deferred tax assets | 87 | 60 | 45 |
| **Gross other receivables** | **1 016** | **1 041** | **1 058** |

(2) Other payables at December 31, 2003 include:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Accrued payroll costs | 374 | 356 | 387 |
| Accrued taxes | 150 | 187 | 107 |
| VAT payable | 50 | 79 | 99 |
| Accrued revenues | 122 | 125 | 115 |
| Other payables | 368 | 354 | 301 |
| **Other payables** | **1 064** | **1 101** | **1 009** |

## NOTE 22. FULLY DILUTED SHARE CAPITAL

As of December 31, 2003, a total of 199,259,550 common shares were issued and outstanding. The average number of common shares outstanding in 2003 was 197,730,236.

In addition, a total of 9,115,023 employee stock options, exercisable for shares representing 4.57% of the total capital, were outstanding as of December 31, 2003:

- 85,000 stock options exercisable from January 7th, 1999 until January 7th, 2005 at € 15.46 per share;
- 1,352,950 stock options exercisable from January 7th, 2003 until January 7th, 2006 at € 32.47 per share;
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22nd, 2003 until December 22nd, 2007 at €43.40 per share;
- 580,525 stock options exercisable from January 6th, 2004 until January 6th, 2007 at € 33.95 per share;
- 690,125 stock options exercisable from March 30th, 2005 until March 30th, 2008 at € 37.00 per share;
- 1,957,000 stock options exercisable from January 4th, 2004 until January 4th, 2009 at € 40.58 per share;
- 3,438,840 stock options exercisable from January 8th, 2005 until January 8th, 2010 at € 37.77 per share;
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12th, 2005 until July 2009 at €39.10 per share;
- 148,900 stock options exercisable from January 3rd, 2006 until January 3rd, 2011 at € 31.80 per share;

Accor issued 18,719,772 convertible bonds (OCEANES), which could lead to the issuance of 25,550,620 shares (see Note 26 for more details).

On this basis, the average fully diluted number of shares (in thousands) outstanding on December 31, 2003 was 210,871.

Fully diluted earnings per share are calculated as follows :

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Net income, Group share (in € million) | 474 | 430 | 270 |
| Restatement convertible bonds (OCEANE) (1) | - | 9 | 15 |
| Restated net income before minority intersts | 474 | 439 | 285 |
| Fully diluted number of shares (in thousands) | 197 042 | 197 573 | 197 730 |
| Number of shares resulting from the exercise of stock options | 762 | 375 | - |
| Number of shares resulting from the conversion of OCEANE | - | 7 018 | 13 141 |
| Fully diluted average number of shares (in thousands) | 197 803 | 204 966 | 210 871 |
| **Net diluted earnings per share (in €)** | **2,39** | **2,14** | **1,35** |

(1) Restatements of net income are as follows :

| In € millions | 2003 |
|---|---|
| Reversal of the interest charges relative to convertible bonds (OCEANE) | 6 |
| Reversal of redemption premiums on convertible bonds (OCEANE) | 9 |
| **Total** | **15** |

## NOTE 23. MINORITY INTERESTS

| In € millions | |
|---|---|
| **December 31, 2001** | **140** |
| Minority interests in net income for the period | 22 |
| Dividends paid to minority interests | (27) |
| Translation adjustments | (22) |
| Other movements | (22) |
| **December 31, 2002** | **91** |
| Minority interests in net income for the period | 34 |
| Dividends paid to minority interests | (30) |
| Translation adjustments | (4) |
| Other movements | 5 |
| **December 31, 2003** | **96** |

Significant minority interests controlled by the Group mainly concern Brazilian activities :

| In € millions | Brazil |
|---|---|
| Share in minority interests at December 31, 2003 | 27 |
| Fixed assets | 82 |
| Gross financial debt | (35) |
| Cash & equivalents | 43 |
| **Net debt** | **8** |
| 2003 paid dividends to Accor Group | (1) |

## NOTE 24. PROVISIONS FOR CONTINGENCIES AND CHARGES

| In € millions | |
|---|---|
| **December 31, 2001** | **537** |
| Additions | 86 |
| Reversals | (90) |
| Translation adjustments | (12) |
| Changes in scope of consoliadtion | 7 |
| **December 31, 2002** | **528** |
| Additions | 133 |
| Reversals without use | (21) |
| Reversals with use | (74) |
| Translation adjustments | (3) |
| Changes in scope of consoliadtion | (12) |
| **December 31, 2003** | **551** |

Evolution of provisions for contingencies and charges between December 2002 and December 2003 break down as follows :

| In € millions | December 31, 2002 | Additions | Reversals with use | Reversals without use | Translation adjustments | Changes of Scope and reclassifications | December 31, 2003 |
|---|---|---|---|---|---|---|---|
| - Deferred tax provisions | 263 | 21 | - | - | - | - | 284 |
| - Retirement provisions | 58 | 30 | (13) | - | - | (2) | 73 |
| - Tax provisions | 19 | 8 | (1) | (4) | (1) | 8 | 29 |
| - Provisions for restructuring | 22 | 20 | (16) | - | - | (12) | 14 |
| - Litigation provisions and other | 166 | 54 | (44) | (17) | (2) | (6) | 151 |
| TOTAL | 528 | 133 | (74) | (21) | (3) | (12) | 551 |

At December 31, 2003, the main provisions for litigation provisions and other were as follows:

- €21 million provision for bond redemption premiums (see note 26)
- €9 million provision for on-board train services contract termination costs
- €8 million provision for currency risks in Latin America

The net impact of the provisions on the income (addition minus reversal with or without use) breaks down as follows:

| In € millions | 2002 | 2003 |
|---|---|---|
| EBIT | (1) | (4) |
| Net interest expense | 9 | 18 |
| Gains and losses on disposal of hotel properties | 6 | (3) |
| Gains and losses on disposal of other assets | (13) | 9 |
| Income Tax | (5) | 17 |
| **TOTAL** | **(4)** | **37** |

## NOTE 25. REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

On December 1990, Accor issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, Accor paid a special purpose vehicle an amount of €170 million in exchange for:

- A commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

## NOTE 26. EXCHANGEABLE BONDS

### 2002 OCEANE bonds convertible or exchangeable for new or existing Accor shares

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANE) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments as follows:

- On January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value
- On January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value
- On January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- Up to January 7, 2005, at the rate of 3 Accor shares per bond
- from January 8, 2005 to January 7, 2006, at the rate of 2 Accor shares per bond
- from January 8, 2006 to January 7, 2007, at the rate of 1 Accor share per bond.

### 2003 bonds convertible or exchangeable for new or existing Accor shares

On October 24, 2003, Accor raised €616 million through the issuance of 15,304,348 "Oceane" bonds at a price of €40.25. The interest rate on the bonds is 1.75%, payable annually in arrears on January 1. The bonds are convertible for new Accor shares or exchangeable for existing shares. Bonds that are not converted or exchanged will be redeemed for cash at par (€40.25 per bond) on January 1, 2008. They are convertible and/or exchangeable for shares, at the initiative of the bondholders, as from October 24, 2003 on the basis of 1 share per bond.

Accor has an early repayment option, exercisable as from February 1, 2005, if the Accor share price exceeds 110% of the issue price, i.e. €44.27, during 20 consecutive days.

## NOTE 27. TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

### Note 27. A Gross long-term debt

At December 31, 2003, gross debt after hedging transaction broken down as follows :

| In € millions | 2001 | Actual interest rate 2001 % | 2002 | Actual interest rate 2002 % | 2003 | Actual interest rate 2003 % |
|---|---|---|---|---|---|---|
| EURO | 1 822 | 3,74 | 1 664 | 3,06 | 2 246 | 2,47 |
| US Dollar | 1 543 | 4,20 | 1 382 | 3,89 | 784 | 4,57 |
| Australian Dollar | 163 | 4,45 | 137 | 5,58 | 136 | 5,98 |
| Other currencies (*) | 123 | | 109 | - | 119 | - |
| **Gross debt** | **3 651** | **4,15** | **3 292** | **3,80** | **3 285** | **3,29** |
| Capital leases | 253 | - | 185 | - | 207 | - |
| Short-term debt and overdrafts | 187 | - | 226 | - | 228 | - |
| **Total debt** | **4 091** | - | **3 703** | - | **3 720** | - |

*€35 million in BRL, €30 million in JPY, €14 million in GBP and €10 million in CAD at December 31, 2003.

| | | | | | | |
|---|---|---|---|---|---|---|
| Long-term debt | 3 441 | - | 3 372 | - | 3 344 | - |
| Short-term debt and overdrafts | 650 | - | 331 | - | 376 | - |
| **Total debt** | **4 091** | - | **3 703** | - | **3 720** | - |

### Note 27.B Maturity of the gross long-term debt:

Gross long-term debt broken down as follows:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Year Y + 1 | 650 | 331 | 376 |
| Year Y + 2 | 375 | 141 | 517 |
| Year Y + 3 | 295 | 828 | 1 668 |
| Year Y + 4 | 1 341 | 1 870 | 241 |
| Year Y + 5 | 1 297 | 380 | 777 |
| Year Y + 6 | 25 | 31 | 28 |
| Beyond | 108 | 122 | 113 |
| **Total long-term debt** | **4 091** | **3 703** | **3 720** |

At December 31, 2003, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €2,004 million, expiring between July 2005 and December 2008. As a result, €67 million short-term financing that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term unused confirmed credit lines total €1,937 million.

### Note 27.C Gross debt before and after hedging transactions

Gross debt before hedging transactions broken down as follows:

| In € millions | Fixed-Rate Debt | | | Variable-Rate Debt | | | Total debt | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | Rate | Fixed Debt | Amount | Rate | Variable Debt | Amount | Rate | % of total |
| EUR | 2 808 | 3,61% | 87% | 433 | 3,08% | 13% | 3 241 | 3,54% | 98% |
| USD | - | - | - | 24 | 1,73% | 100% | 24 | 1,73% | 1% |
| AUD | 3 | 8,05% | 32% | 7 | 7,94% | 68% | 10 | 7,97% | - |
| Other currencies | 9 | 5,95% | 17% | 41 | 15,28% | 83% | 50 | 13,66% | 1% |
| **Total gross debt** | **2 820** | **3,62%** | **85%** | **505** | **4,09%** | **15%** | **3 325** | **3,69%** | **100%** |

For hedging and cash management purposes, Accor has purchased €941 million worth of currency swaps. In addition, €2,175 million worth of rate hedges have been carried out.

The following table shows gross debt after these rate and currency swaps:

| In € millions | Fixed-Rate Debt | | | Variable-Rate Debt | | | Total debt | | |
|---|---|---|---|---|---|---|---|---|---|
| | Amount | Rate | Fixed Debt | Amount | Rate | Variable Debt | Amount | Rate | % of total |
| EUR | 1 511 | 2,21% | 67% | 735 | 2,99% | 33% | 2 246 | 2,47% | 68% |
| USD | 356 | 7,53% | 45% | 428 | 2,11% | 55% | 784 | 4,57% | 24% |
| AUD | 3 | 8,05% | 2% | 133 | 5,93% | 98% | 136 | 5,98% | 4% |
| Other currencies | 9 | 5,95% | 8% | 110 | 7,29% | 92% | 119 | 7,20% | 4% |
| **Total gross debt** | **1 879** | **3,25%** | **57%** | **1 406** | **3,34%** | **43%** | **(*) 3 285** | **3,29%** | **100%** |

(*) The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.

### Note 27.D Fixed / variable breakdowns of the debt (after hedging)

(excluding obligations under finance leases and other short term debt)

| In € millions | Fixed-Rate Debt (1) | | | Variable-Rate Debt | | | Total Debt | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Rate | Fixed Debt | Amount | Rate | Variable Debt | Amount | Rate |
| December 2001 | 1 723 | 4,51% | 47% | 1 928 | 3,82% | 53% | 3 651 | 4,15% |
| December 2002 | 1 327 | 3,88% | 40% | 1 965 | 3,74% | 60% | 3 292 | 3,80% |
| December 2003 | 1 879 | 3,25% | 57% | 1 406 | 3,34% | 43% | 3 285 | 3,29% |

(1) Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of December 31, 2003, fixed-rate debt was denominated primarily in euros (80%) and US dollars (19%), while variable rate debt was denominated primarily in euros (52%), US dollars (30%) and Australian dollars (9%).

The acceleration clauses are based on the following ratios:

- Gearing ratio equal to or in excess of 120%;
- Interest cover (corresponding to the ratio of Ebitdar to interest expense plus 1/3 of annual rental expense) equal to or less than 3.8x.

These clauses relate exclusively to loans that are not used as of December 2003.

At December 31, 2003, these ratios do not applied to gross debt, disclosed in the 2003 accounts, in the amount of €3,285 million.

None of this debt carries acceleration clauses triggered by a charge in the company's credit rating. In addition Accor has not negotiated any financing contracts with cross default covenants. Debt with maturities of three years or more may carry cross acceleration clauses, but such clauses may be invoked only in the cross acceleration concerns debt of the same type and of a significant amount.

## NOTE 28. NET INDEBTEDNESS

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| Repackaged perpetual subordinated notes | | 214 | 151 | 80 |
| Convertible and exchangeable bonds | | - | 570 | 1 186 |
| Other long-term debt | | 3 007 | 2 493 | 1 896 |
| Obligations under finance leases | | 220 | 158 | 182 |
| Short-term debt | | 537 | 234 | 278 |
| Overdrafts | | 113 | 97 | 98 |
| **Debt** | | **4 091** | **3 703** | **3 720** |
| Short-term loans | | (47) | (160) | (186) |
| Marketable securities | (2) | (830) | (541) | (833) |
| Cash and cash equivalents | | (264) | (179) | (221) |
| Short-term receivables on asset disposals | | (101) | (20) | (18) |
| **Net debt** | | **2 849** | **2 802** | **2 462** |

| | | | |
|---|---|---|---|
| **Net debt at January 1** | **2 547** | **2 849** | **2 802** |
| Change in long-term debt | (439) | 166 | 233 |
| Net change in short-term debt and cash and cash equivalents | 686 | (59) | (402) |
| Changes in scope of consolidation and translation adjustments (1) | 54 | (235) | (173) |
| Change in receivables on asset disposals | 1 | 81 | 2 |
| **Net change for the year** | **302** | **(47)** | **(340)** |
| **Net debt at December 31** | **2 849** | **2 802** | **2 462** |

(1) Long-term debt.

(2) At December 31, 2003, marketable securities no longer include any Accor treasury shares or any Granada shares. The balance at that date consists mainly of €371 million in available cash invested for an average period of 2 months, corresponding to part of the proceeds from the €616 million Oceane bond issue.

The detail of marketable securities is as follows :

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Shares of public traded companies | 338 | 116 | - |
| Bonds | 180 | 160 | 225 |
| Monetary investments | 283 | 233 | 590 |
| Others | 29 | 32 | 18 |
| **Total Marketable securities** | **830** | **541** | **833** |

## NOTE 29. BREAKDOWN OF FUNDS FROM OPERATIONS

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| Consolidated net income, Group share | 474 | 430 | 270 |
| Minority interests | 31 | 22 | 34 |
| Depreciation, amortization and provisions | 545 | 564 | 543 |
| Net income from companies accounted for by the equity method, net of dividends received | (6) | (2) | 18 |
| Deferred taxes | 77 | 53 | 8 |
| Change in provisions included in interest expense and provisions for impairment in value | (44) | 28 | 72 |
| **CASH FLOW** | **1 077** | **1 095** | **945** |
| Net gains on disposals of assets | (108) | (173) | (161) |
| Non-operating (gains)/losses | 36 | 39 | 63 |
| **FUNDS FROM OPERATIONS** | **1 005** | **961** | **847** |

**NOTE 30. RENOVATION AND MAINTENANCE EXPENDITURE**

These investments include renovations and all expenses that maintain the useful life of existing assets on January 1. They exclude investments for development, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets.

Investments in existing assets broken down by business as follows:

| In € millions | 2001 | 2002 | 2003 |
|---|---|---|---|
| **HOTELS** | | | |
| - Up and middle scale | 168 | 114 | 99 |
| - Economy Hotels | 75 | 60 | 55 |
| - Economy Hotels United States | 77 | 68 | 61 |
| **SERVICES** | **20** | **22** | **23** |
| **Other Businesses** | | | |
| Travel Agencies | 19 | 10 | 12 |
| Casinos | 10 | 8 | 8 |
| Restaurants | 7 | 5 | 5 |
| Onboard Train Services | 7 | 8 | 6 |
| Holding and others | 22 | 21 | 15 |
| **Renovation and maintenance expenditure** | **405** | **316** | **284** |

## NOTE 31. DEVELOPMENT EXPENDITURES AND INVESTMENTS IN TECHNOLOGY

Development expenditures and investments in technology include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets.

Development expenditures and investments in technology broken down by region and business as follows:

| In € millions | France | Europe (excluding France) | North America | Latin America & Caribbean | Other Countries | Worldwide Structures* | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|---|---|
| **HOTELS** | 56 | 324 | 17 | 9 | 53 | 4 | 463 | 693 | 743 |
| - *Up and middle scale* | 39 | 181 | 2 | 5 | 37 | 4 | 268 | 516 | 466 |
| - Economy Hotels | 17 | 143 | - | 4 | 16 | - | 180 | 145 | 277 |
| - Economy Hotels United States | - | - | 15 | - | - | - | 15 | 32 | |
| **SERVICES** | 6 | 15 | - | 42 | 2 | 3 | 68 | 18 | 23 |
| **Other Businesses** | | | | | | | | | |
| Travel Agencies | 7 | 10 | - | 1 | - | - | 18 | 1 | 8 |
| Casinos | 8 | 6 | - | - | - | - | 14 | 41 | 65 |
| Restaurants | 3 | 7 | - | 1 | - | - | 11 | 5 | 14 |
| *Onboard Train Services* | - | - | - | - | - | - | - | - | 1 |
| Holdings and other | - | - | - | - | - | 12 | 12 | 44 | 69 |
| **Total December 31, 2003** | 80 | 362 | 17 | 53 | 55 | 19 | 586 | | |
| **Total December 31, 2002** | 146 | 364 | 109 | 62 | 100 | 21 | | 802 | |
| **Total December 31, 2001** | 193 | 314 | 194 | 91 | 86 | 45 | | | 923 |

(*)Development expenditures and investments in technology that are not committed in a single region are included under Worldwide Structures.

**NOTE 32. PAYROLL COSTS**

Total payroll costs amounted to €2,543 million on December 31, 2003 compared with €2,583 million on December 31, 2002.

**NOTE 33. DIRECTOR'S FEES**

Fees paid by various Group companies to members of the Supervisory Board amounted to €585,929 of which, €276,000 were paid by Accor S.A.

## NOTE 34. CLAIMS AND LITIGATION

- **Management contracts**

Reorganization of the Formule 1 and Etap Hôtel networks continued throughout 2003, as part of a process allowing shareholders of companies managing these hotels to choose between management and employment contracts. Managers of nearly one third of the hotels concerned opted to become employees during the year.

Several recent decisions by industrial tribunals (Conseils de Prud'hommes) and the Paris Court of Appeals confirmed the commercial nature of the management contract. As a result, the legal actions still underway are unlikely to have an adverse impact on the stability of the networks. The estimated financial impact of the related risks is reflected in the consolidated financial statements for the year.

- **CIWLT tax control**

During the year, a tax audit was carried out on the accounts of the permanent establishment in France of Compagnie Internationale des Wagons Lits et du Tourisme (CIWLT), a Belgian company that is 99.43%-owned by Accor SA. Following the audit, the French tax authorities concluded that CIWLT's seat of management is located in France and not in Belgium.

Accordingly, the French tax authorities added back CIWLT's profits in Belgium to the income taxable in France. CIWLT has contested all of the resulting reassessments, on the basis of the notice received from the Belgian tax authorities confirming that its seat of management is located in Belgium.

The estimated risk is reflected in the 2003 consolidated financial statements.

In the normal course of its business, the Group is exposed to various claims and lawsuits. The Company believes that these claims and lawsuits will not give rise to any material costs and will not have a material impact on its financial position, business and/or results of operations.

- **Other claims and litigation**

In the normal course of its business, the Group is exposed to various claims and litigation. The Company believes that these claims and litigation will not give rise to any material costs and will not have a material impact on its financial position, business and/or results of operations.

## NOTE 35. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2003

Off-balance sheet schedule as of December 31, 2003 broken down as follows :

| *In € millions* | | < 1year | 1 to 5 years | > 5 years | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|---|
| **Loans, credit lines and bank overdrafts** | (1) | **40** | **-** | **27** | **67** | **42** | **27** |
| | | - | - | - | - | - | - |
| . Put Accor | | - | - | - | - | - | 66 |
| . Hotels Australia | (2) | - | 46 | - | 46 | 46 | 46 |
| . Hotels Italy (25%) | (3) | - | - | - | - | 39 | 32 |
| . 30% call option on Go Voyages | (4) | - | 22 | - | 22 | 29 | - |
| . Hotels Hungary (Pannonia) | | - | - | - | - | - | 26 |
| . Novotel Paris Tour Eiffel | (5) | - | 9 | - | 9 | 9 | 17 |
| . Hotels Switzerland | | - | 6 | - | 6 | 6 | 6 |
| . Others unilateral purchase commitments | | 8 | - | - | 8 | 5 | 12 |
| **Unilateral purchase commitments** | | **8** | **83** | **-** | **91** | **134** | **205** |
| | | - | - | - | - | - | - |
| **Other financial and commercial commitments** | (6) | **-** | **62** | **76** | **138** | **100** | **40** |
| | | - | - | - | - | - | - |
| **Total December 31, 2003** | | **48** | **145** | **103** | **296** | | |
| **Total December 31, 2002** | | **91** | **136** | **49** | | **276** | |
| **Total December 31, 2001** | | **162** | **110** | **-** | | | **272** |

(1) The €67 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the Dorint AG acquisition (see note 2.B.3)

(2) As part of a 10-year management contract for the Mercure Sydney Railway Square hotel, opened during the fourth quarter of 1998, Accor has granted the owner of the property a €46 million put option on the property, exercisable after January 1, 2004. Construction costs borne by the owner totalled approximately €63 million.

(3) In August 2003, IFIL sold its 25% share in Sifalberghi to Accor for €32 million.

(4) On the basis of December 2003 accounts, the exercice price for the call otion upon Go Voyages amounts to €22 million.

(5) Under the agreements signed between Colony and Accor at the time of acquisition of Novotel Paris Tour Eiffel, Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh year. The price will be based on 10 times EBITDA less debt.

(6) Other financial and commercial commitments include a guarantee given to the owner of four Ibis hotels in Poland, covering the payment by Orbis of annual rentals representing a total discounted amount of €28 million.

To the knowledge of the Group, there are no commitments other than the ones listed above, according to the current accounting standards.

## NOTE 36. CONSOLIDATED COMPANIES PROFIT BEFORE TAX

| In € millions | | 2001 | 2002 | 2003 |
|---|---|---|---|---|
| **PROFIT BEFORE TAX** | | **758** | **703** | **523** |
| Cancelation of Income from companies accounted for by the equity method | | (20) | (14) | 6 |
| **CONSOLIDATED COMPANIES PROFIT BEFORE TAX** | | **738** | **689** | **529** |
| Gains and losses on disposal of hotel properties | | 29 | 54 | 68 |
| Gains and losses on disposal of other assets | | 66 | (30) | (17) |
| Income tax | | (238) | (226) | (155) |
| Exceptional items (net of tax and minority interests) | | - | 68 | - |
| **CONSOLIDATED COMPANIES NET INCOME** | | **595** | **555** | **425** |

## NOTE 37. MAIN SUBSIDIARIES AND AFFILIATES AT DECEMBER 31, 2003

### FRANCE

| | | | | | |
|---|---|---|---|---|---|
| 1 | SMI France | 100.00% | 6 | SFPTH SA | 99.49% |
| 1 | SNC DGR GO | 100.00% | 1 | Hotexco | 100.00% |
| 1 | SNC DGR RAM | 100.00% | 1 | SCHE | 100.00% |
| 1 | SNC DGR IDF | 100.00% | 1 | Exhotel | 100.00% |
| 1 | Accor Redevances | 100.00% | 6 | DEVIMCO | 99.97% |
| 1 | PIH | 100.00% | 6 | Accor Réservation Service | 100.00% |
| 1 | MIH | 100.00% | 6 | S.H.C.D. (*) | 34.90% |
| 1 | S.E.H.S. | 98.35% | 6 | Académie Accor | 100.00% |
| 1 | Sté Hôtelière Nice Centre (*) | 45.00% | 1-6 | Frantour SA | 100.00% |
| 1 | S.P.F.H. | 100.00% | 2 | Go Voyages | 70.00% |
| 4 | Financière Courtepaille (*) | 20.00% | 6 | Restaupro | 99.96% |
| 4 | Lenôtre | 98.75% | 6 | French Line Diffusion (*) | 43.87% |
| 6 | Accor CASINOS SA (**) | 50.00% | 3 | Accor Services France | 100.00% |

### EUROPE

**GERMANY**

| | | |
|---|---|---|
| 1 | Accor Hôtellerie DTC | 100.00% |
| 3 | Accor Services Deutschland | 100.00% |
| 1 | Accor Hôt Mercure Management | 50.97% |
| 1 | Dorint (*) (***) | 40.19% |

**AUSTRIA**

| | | |
|---|---|---|
| 1 | Accor GmbH | 100.00% |
| 3 | Accor Services Austria | 99.17% |

**BELGIUM**

| | | |
|---|---|---|
| 1 | Accor Hôtels Belgium | 98.90% |
| 1 | Accoordination | 99.33% |
| 3 | Accor T.R.B. | 100.00% |
| 6 | CIWLT | 99.49% |
| 2 | WL Tourisme (**) | 49.74% |

**DENMARK**

| | | |
|---|---|---|
| 1 | Accor Hotels Denmark | 100.00% |
| 2 | World Tourist (**) | 49.74% |

**SPAIN**

| | | |
|---|---|---|
| 1 | Accor Hoteles Espagne | 100.00% |

**GREECE**

| | | |
|---|---|---|
| 1 | SH Athènes Centre (*) | 41.82% |

**HUNGARY**

| | | |
|---|---|---|
| 1 | Pannonia | 74.39% |

**ITALY**

| | | |
|---|---|---|
| 4-3 | Gemeaz | 94.64% |
| 1 | Sifalberghi | 96.28% |
| 6 | Scapa Italia | 97.00% |
| 5 | Treno | 99.49% |
| 1 | Famosa Immobiliaria | 96.28% |
| 1 | SGAI | 99.49% |

**NETHERLAND**

| | | |
|---|---|---|
| 1 | Novotel Nederland | 100.00% |
| 1 | Nhere BV | 100.00% |
| 1 | MMH Mercure | 100.00% |
| 1 | Postiljon | 100.00% |

**PORTUGAL**

| | | |
|---|---|---|
| 3 | ESA | 97.50% |
| 1 | Portis Goldtur (**) | 50.00% |

**POLAND**

| | | |
|---|---|---|
| 1 | Orbis (*) | 35.58% |

**UNITED KINGDOM**

| | | |
|---|---|---|
| 1 | Accor UK Up and mid scale | 100.00% |
| 2 | WLT Travel UK (**) | 49.74% |
| 3 | Luncheon vouchers | 100.00% |

**SWEDEN**

| | | |
|---|---|---|
| 3 | Rikskuponger | 99.90% |

**SWIZERLAND**

| | | |
|---|---|---|
| 1 | Accor Suisse | 100.00% |

## LATIN AMERICA

ARGENTINA

| | | |
|---|---|---|
| 3 | Servicios Ticket | 100.00% |
| 1 | NSB | 100.00% |

BRAZIL

| | | |
|---|---|---|
| 1 | H.A.B SA | 71.31% |
| 4-3 | T.S. do Brasil | 49.99% |
| 6 | DALKIA | 49.99% |

MEXICO

| | | |
|---|---|---|
| 2 | WLT Mexicana | 99.49% |
| 3 | Accor Servicios Empresariales | 98.00% |

CHILE

| | | |
|---|---|---|
| 3 | Accor Services Chili | 74.35% |

## ASIA-PACIFIC

| | | |
|---|---|---|
| 1 | AAPC : Accor Asia Pacific Corp. | 100.00% |
| 2 | HQ Asia (**) | 49.74% |
| 3 | AS Australia | 100.00% |

## OTHER COUNTRIES

| | | |
|---|---|---|
| 1 | Saudi Hotels Management | 100.00% |

## NORTH AMERICA

CANADA

| | | |
|---|---|---|
| 1 | Novotel Canada | 100.00% |
| 2 | Carlson Canada (**) | 49.74% |

UNITED STATES

| | | |
|---|---|---|
| 1 | Novotel USA | 100.00% |
| 1 | IBL Ltd | 100.00% |
| 1 | Red Roof Inns | 100.00% |
| 1 | Accor Lodging North Am. | 100.00% |
| 2 | Carlson USA (**) | 49.74% |

## AFRICA

IVORY COAST

| | | |
|---|---|---|
| 1 | Société Abidjanaise | 74.92% |

MOROCCO

| | | |
|---|---|---|
| 1 | Risma (*) | 45.29% |

SENEGAL

| | | |
|---|---|---|
| 1 | SPHU (Hôtel Union) | 96.72% |

(*) Company accounted for by the equity method
(**) Company consolidated using the proportional method
(***) Company consolidated for the first time in 2003

NB 1 : Percentage indicates Group interest.
NB 2 : A comprehensive list of consolidated subsidiaries and equity holdings is available to Company Shareholders upon request.

| | | |
|---|---|---|
| **1 Hotels** | **3 Services** | **5 Onboard Train Services** |
| **2 Travel agencies** | **4 Public restaurants and institutional catering** | **6 Other services** |